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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(2)
File No. 333-138537

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Convertible Senior Notes due November 15, 2011	$250,000,000	100%	$250,000,000	$26,750(1)

Common Stock, par value $.001 per share(2)	—(3)	—	—	—(4)

(1)
Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended (the "Securities Act").

(2)
Includes the associated Series A Junior Participating Preferred Stock Purchase Rights.

(3)
An indeterminate number of shares of Common Stock may be issued from time to time upon conversion of the Convertible Senior Notes due November 15, 2011.

(4)
No additional consideration will be received for the Common Stock issuable upon conversion of the Convertible Senior Notes due November 15, 2011. Therefore, no additional registration fee is required pursuant to Rule 457(i) under the Securities Act.

PROSPECTUS

$225,000,000

2.25% CONVERTIBLE SENIOR NOTES DUE NOVEMBER 15, 2011

Interest payable on May 15 and November 15

Holders may convert their 2.25% Convertible Senior Notes due November 15, 2011 based on a conversion rate of 64.6465 shares of common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $15.47 per share of common stock), subject to adjustment, on or prior to the close of business on the business day immediately preceding the maturity date for the notes only under the following circumstances: (1) if the closing price of our common stock reaches a specified threshold within a specified period, (2) if specified distributions to holders of our common stock are made or specified corporate transactions occur, (3) during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate or (4) during the last three months prior to the maturity date of the notes. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. At any time on or prior to the maturity date of the notes, we may irrevocably elect to deliver cash up to the aggregate principal amount of the notes to be converted, and shares of our common stock, cash or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. If a holder elects to convert its notes in connection with a make-whole change in control (as defined in this prosptectus), we will, in certain circumstances, pay a make-whole premium by increasing the conversion rate for notes converted in connection with such make-whole change in control.

We may not redeem the notes prior to their maturity. If we experience a change in control, holders may require us to repurchase for cash all or a portion of the notes, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the change in control repurchase date.

The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. For a more detailed description of the notes, see "Description of Notes" beginning on page 30.

The notes will not be listed on any securities exchange nor included in any automatic quotation system. Our common stock is listed on The NASDAQ Global Select Market under the symbol "MLNM." On November 9, 2006, the last reported sale price of our common stock was $11.25 per share.

Investing in the notes involves risks. See "Risk Factors" beginning on page 6.

PRICE 100% AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Millennium
Per Note	100%	3%	97%
Total	$225,000,000	$6,750,000	$218,250,000

We have granted the underwriters the right to purchase up to an additional $25,000,000 principal amount of the notes, solely to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on November 15, 2006.

MORGAN STANLEY	JPMORGAN

November 9, 2006

        You should rely only on the information contained or incorporated by reference in this prospectus and any "free writing prospectus" we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell these securities and seeking offers to buy securities only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference in this prospectus are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        We have not taken any action to permit a public offering of the notes outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus outside of the United States.

        Except for purposes of the "Description of Notes" section or unless stated otherwise or the context otherwise requires, references in this prospectus to "Millennium," "we," "us" and "our" refer to Millennium Pharmaceuticals, Inc. and its consolidated subsidiaries.

i

SUMMARY

        This summary does not contain all of the information that you should consider before investing in our notes. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and the related notes, other financial information and other documents incorporated by reference into this prospectus, before you decide to invest in our notes.

MILLENNIUM PHARMACEUTICALS, INC.

        We are a leading biopharmaceutical company focused on discovering, developing and commercializing innovative products in disease areas with unmet medical needs. We currently commercialize VELCADE® (bortezomib) for Injection, the market leader for the treatment of patients with relapsed multiple myeloma. We have a development pipeline of clinical and preclinical product candidates in our therapeutic focus areas of cancer and inflammation and we have an oncology-focused discovery organization. Strategic business relationships are a key component of our business. For example, we maintain a significant royalty stake in INTEGRILIN® (eptifibatide) Injection, a market leading cardiovascular product.

        Our cancer product, VELCADE, was first approved in the United States in May 2003 and in the European Union in April 2004 for marketing as a treatment for certain patients with multiple myeloma, a type of blood cancer. We began marketing VELCADE in the United States shortly after receiving approval. We sell VELCADE in the United States directly through our oncology sales force. VELCADE is sold in the European Union and other approved areas outside of the United States by our collaborator Ortho Biotech Products, L.P., or Ortho Biotech, a member of the Johnson & Johnson Family of Companies.

        In October 2006, we entered into a co-promotion agreement with Ortho Biotech to jointly promote VELCADE in the United States for an initial term of two years. Under the terms of the agreement, Ortho Biotech will join us in the first quarter of 2007 to promote VELCADE to physicians based in the United States who treat multiple myeloma patients who have received at least one prior therapy. The Ortho Biotech sales force has agreed to dedicate a pre-specified amount of effort selling VELCADE. We have agreed to pay a percentage of the VELCADE-related costs for the Ortho Biotech sales force. Ortho Biotech will be entitled under the agreement to receive a commission during the initial term and a specified period thereafter on the incremental sales that exceed pre-specified targets. We will continue to be responsible for commercialization, manufacturing and distribution of VELCADE in the United States. Both parties are able to terminate the agreement under specified circumstances and subject to fees. Our prior agreement with Ortho Biotech for the promotion of VELCADE outside the United States remains unchanged.

        In 2005, we refined our business strategy to focus on advancing key growth assets including VELCADE, our clinical and preclinical pipeline of oncology and inflammation molecules and our oncology-focused discovery organization. As a result of our refined strategy, we restructured our INTEGRILIN relationship with Schering Corporation and Schering-Plough Ltd., together referred to as SGP, substantially reduced inflammation discovery programs and resources, increased our research and development focus on our clinical pipeline and expanded our commercial organization.

        In October 2006, we announced a program to further align resources with our current priorities of advancing VELCADE and accelerating our clinical pipeline by lowering investment in discovery and supporting areas. As part of this program, we plan to reduce in-house research and development technologies and headcount in areas in which we believe the work can now be outsourced cost effectively. We plan to decrease headcount by approximately 14 percent, resulting in an employee body of just under 1,000 employees.

        Our business strategy is to build a portfolio of innovative medicines based on our understanding of particular molecular pathways that affect the establishment and progression of specific diseases. These molecular pathways include the related effects of proteins on cellular performance, reproduction and death. We plan to develop and commercialize many of our products on our own, but will seek development and commercial collaborators on favorable terms or when we otherwise believe that doing so would be advantageous to us. For example, we generally intend to enter into sales and marketing alliances with major pharmaceutical companies for products in disease areas that require large sales forces or for markets outside of the United States.

        We were incorporated in Delaware in 1993. Our principal executive offices are located at 40 Landsdowne Street, Cambridge, Massachusetts 02139 and our telephone number is (617) 679-7000. Our website is located at www.millennium.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

        Millennium®, the Millennium "M" logo and design (registered), Millennium Pharmaceuticals™, VELCADE® (bortezomib) for Injection and INTEGRILIN® (eptifibatide) are our trademarks. Other trade names and trademarks appearing in or incorporated by reference in this prospectus are the property of their respective owners.

THE OFFERING

        The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

Issuer	Millennium Pharmaceuticals, Inc.
Notes Offered	$225,000,000 principal amount of 2.25% Convertible Senior Notes due November 15, 2011.
Maturity Date	The notes will mature on November 15, 2011, subject to earlier repurchase or conversion.
Interest and Payment Dates	2.25% per year on the principal amount accruing from November 15, 2006, and payable semiannually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2007.
Conversion Rights	Holders may surrender their notes for conversion prior to the close of business on the business day immediately preceding the maturity date for the notes only under the following circumstances:
•
during any calendar quarter beginning after December 31, 2006 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the then applicable conversion price per share of the notes, which is $1,000, divided by the then applicable conversion rate of the notes;
• if specified distributions to holders of our common stock are made, or specified corporate transactions occur;
•
during the five business days after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate of the notes; or
• at any time on or after August 15, 2011.

The initial conversion rate for the notes is 64.6465 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $15.47 per share of common stock.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock to satisfy our conversion obligation, in each case calculated as described under "Description of Notes—Conversion Rights—Settlement Upon Conversion." At any time on or prior to the relevant maturity date, we may make an irrevocable election to satisfy our conversion obligation by delivering cash up to the aggregate principal amount of notes to be converted, and shares of our common stock, cash or combination thereof in respect of the remainder, if any, of our conversion obligation. See "Description of Notes—Conversion Rights—Irrevocable Election of Net Share Settlement." Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See "Description of Notes—Conversion Rights."

Holders who convert their notes in connection with a make-whole change in control, as defined herein, may be entitled to a make-whole premium in the form of an increase in the conversion rate for notes converted in connection with such make-whole change in control. See "Description of Notes—Adjustment to Conversion Rate—Adjustment to Conversion Rate Upon a Make-Whole Change in Control."
Change in Control Repurchase
Upon a change in control, as defined herein, the holders may require us to repurchase for cash all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any. See "Description of Notes—Repurchase at the Option of the Holder Upon a Change in Control."
Ranking
The notes will be our general, unsecured obligations and will be effectively subordinated to all of our existing and future secured debt, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2006, we had outstanding approximately $76.5 million of capital lease obligations and $99.6 million of convertible debt. The capital lease obligations are equivalent to senior secured debt. The outstanding convertible debt matures in the first quarter of 2007 and is subordinated to the notes. We expect from time to time to incur additional indebtedness and other liabilities. The indenture pursuant to which the notes are issued does not limit the amount of indebtedness that we or any of our subsidiaries may incur.
Use of Proceeds
We estimate that the net proceeds from this offering will be approximately $217.7 million, or approximately $242.0 million if the underwriters exercise their option in full to purchase additional notes, in each case, after deducting underwriting discounts and estimated offering expenses.

We expect to use the net proceeds from this offering primarily to acquire therapeutic agents, which may be in development or already marketed, through license arrangements or acquisitions of other companies, and any balance for general corporate purposes, including working capital.
DTC Eligibility
The notes will be issued in fully registered book-entry form and will be represented by permanent global notes without coupons. The global notes will be deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See "Description of Notes—Global Notes; Book-Entry; Form."
Form and Denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.
Absence of a Trading Market for the Notes
The notes will not be listed on any securities exchange nor included in any automated quotation system. The notes will be new securities for which there is currently no trading market, and we cannot guarantee that an active or liquid market will develop.
The NASDAQ Global Select Market Symbol for Common Stock	Our common stock is listed on the NASDAQ Global Select Market under the symbol "MLNM."
Trustee	The trustee for the notes is U.S. Bank National Association.
Governing Law	The indenture and the notes will be governed by the laws of the State of New York.
Risk Factors	See "Risk Factors" and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

        Investing in the notes involves a high degree of risk. You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus before making an investment decision. Any one or more of the following risks could materially adversely affect your investment in the notes or our business, financial condition, results of operations and prospects.

Regulatory Risks

  Our business may be harmed if we do not obtain approval to market VELCADE for additional therapeutic uses.

        An important part of our strategy to grow our business is to market VELCADE for additional indications. To do so, we will need to successfully conduct clinical trials in accordance with the Good Clinical Practices of the U.S. Food and Drug Administration, or FDA, and then apply for and obtain the appropriate regulatory approvals. If we are unsuccessful in our clinical trials, or we experience a delay in obtaining or are unable to obtain authorizations for expanded uses of VELCADE, our revenues may not grow as expected and our business and operating results will be harmed.

  We may not be able to obtain approval in additional countries to market VELCADE.

        VELCADE is currently approved for marketing in the United States and more than 75 other countries including the countries of the European Union. If we are not able to obtain approval to market VELCADE in additional countries, we will lose the opportunity to sell in those countries and will not be able to earn potential milestone payments under our agreement with Ortho Biotech or collect potential distribution fees on sales of VELCADE by Ortho Biotech in those countries.

  We may not be able to obtain marketing approval for products resulting from our development efforts.

        The products that we are developing require research and development, extensive preclinical studies and clinical trials and regulatory approval, including the submission of user fees, prior to any commercial sales. This process is expensive and lengthy, and can often take a number of years. In some cases, the length of time that it takes for us to achieve various regulatory approval milestones affects the payments that we are eligible to receive under our strategic alliance agreements.

        We may need to successfully address a number of technological challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use. For example, in January 2006, as part of our portfolio review process, based on the evaluation of clinical data in the context of additional opportunities in the pipeline, we decided to discontinue development of MLN2704 in its current form as well as MLN1202 in rheumatoid arthritis.

        Failure to gain approval for the products we are developing could have a material adverse impact on our business.

  If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

        Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, adverse event reporting and promotional activities for such product, is subject to continual review and periodic inspections by the FDA and other regulatory bodies. Later discovery of previously unknown problems or safety issues with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, the imposition of civil or criminal penalties or a refusal by the FDA and other regulatory bodies to approve pending applications for marketing approval of new drugs or supplements to approved applications. As with any recently approved therapeutic product, we expect that our knowledge of the safety profile for VELCADE will expand after wider usage, and the possibility exists of patients receiving VELCADE treatment experiencing unexpected or more frequently than expected serious adverse events, which could have a material adverse effect on our business.

        We are a party to collaborations that transfer responsibility for specified regulatory requirements, such as filing and maintenance of marketing authorizations and safety reporting, to our collaborators. If our collaborators do not fulfill these regulatory obligations, products, including VELCADE or INTEGRILIN, could be withdrawn from the market, which would have a material adverse effect on our business.

  Some of our products may be based on new technologies, which may affect our ability or the time we require to obtain necessary regulatory approvals.

        Products that result from our research and development programs may be based on new technologies, such as proteasome inhibition, and new therapeutic approaches that have not been extensively tested in humans. The regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches.

Risks Relating to Our Business, Strategy and Industry

  Our revenues over the next several years will be materially dependent on the commercial success of VELCADE and INTEGRILIN.

        VELCADE was approved by the FDA in May 2003 and commercially launched in the United States shortly after that date. Marketing of VELCADE outside the United States commenced in April 2004. INTEGRILIN has been on the market in the United States since June 1998. Marketing of INTEGRILIN outside the United States commenced in mid-1999.

        Our business plan contemplates obtaining marketing authorization to sell VELCADE in many countries for the treatment of all patients with multiple myeloma and both in the United States and abroad for other indications. We will be adversely affected if VELCADE does not receive such approvals.

        We will not achieve our business plan, and we may be forced to scale back our operations and research and development programs, if we do not obtain regulatory approval to sell VELCADE in additional countries or for additional therapeutic uses or the sales of VELCADE or INTEGRILIN do not meet our expectations.

  We face substantial competition, and others may discover, develop or commercialize products before or more successfully than we do.

        The fields of biotechnology and pharmaceuticals are highly competitive. Many of our competitors are substantially larger than we are, and these competitors have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of our competitors are more experienced than we are in drug research, discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. As a result, our competitors may discover, develop and commercialize pharmaceutical products before or in a shorter timeframe than we do. In addition, our competitors may discover, develop and commercialize products that make the products that we or our collaborators have developed or are seeking to develop and commercialize non-competitive or obsolete.

        With respect to VELCADE, we face competition from Celgene Corporation's Thalomid and Revlimid. In May 2006, the FDA approved the use of Thalomid for the treatment of newly diagnosed multiple myeloma. Revlimid was approved by the FDA in December 2005 for the treatment of a subset of patients with transfusion-dependent anemia and in June 2006 for relapsed or refractory multiple myeloma. As Revlimid only was approved recently, it is difficult for us to determine the level of competition that it may pose for VELCADE. We also face competition for VELCADE from traditional chemotherapy treatments, and there are other potentially competitive therapies for VELCADE, including other proteasome inhibitors, that are in late-stage clinical development for the treatment of multiple myeloma. In addition, multiple myeloma therapies in development may reduce the number of patients available for VELCADE treatment through enrollment of these patients in clinical trials of these potentially competing products.

        Due to the incidence and severity of cardiovascular diseases, the market for therapeutic products that address these diseases is large, and we expect the already intense competition in this field to increase. The most significant competitors for SGP and GlaxoSmithKline plc, or GSK, in marketing INTEGRILIN are major pharmaceutical companies and biotechnology companies. The two products that compete directly with INTEGRILIN in the GP IIb-IIIa inhibitor market segment are ReoPro® (abciximab), which is produced by Johnson & Johnson and sold by Johnson & Johnson and Eli Lilly and Company, and Aggrastat® (tirofiban HCl), which is produced and sold by Merck & Co., Inc. outside of the United States and by Guilford Pharmaceuticals, Inc. in the United States.

        Other competitive factors that could negatively affect INTEGRILIN include:

  •
  expanded use of heparin replacement therapies, such as Angiomax® (bivalirudin), which is produced and sold by The Medicines Company;

  •
  changing treatment practices for percutaneous coronary intervention and acute coronary syndrome based on new technologies, including the use of drug-coated stents;

  •
  increased use of another class of anti-platelet drugs known as ADP inhibitors in patients whose symptoms make them potential candidates for treatment with INTEGRILIN; and

  •
  SGP's inability to complete clinical trials and develop data to promote increased use of INTEGRILIN in its current indications as well as in new indications.

  Sales of INTEGRILIN and possibly VELCADE in particular reporting periods may be affected by fluctuations in inventory, allowances and buying patterns.

        A significant portion of INTEGRILIN domestic pharmaceutical sales is made by SGP to major drug wholesalers. These sales are affected by fluctuations in the buying patterns of these wholesalers and the corresponding changes in inventory levels maintained by them. Inventory levels held by these wholesalers may fluctuate significantly from quarter to quarter. If these wholesalers build inventory levels excessively in any quarter, sales to the wholesalers in future quarters may unexpectedly decrease notwithstanding steady prescriber demand. Because SGP commercializes INTEGRILIN and manages product distribution, we have limited insight into or control over factors affecting changes in distributor inventory levels. If SGP does not appropriately manage this distribution, SGP may not realize sales goals for the product and could reduce the royalty revenue we recognize and thus adversely affect our business.

        We distribute VELCADE in the U.S. through a sole-source distribution model, where we sell directly to a third party who in turn distributes to the wholesaler base. Our VELCADE product inventory levels may fluctuate from time to time depending on the consistency of the distribution logistics of this arrangement and the buying patterns of these wholesalers.

        Additionally, we make provisions at the time of sale of VELCADE for discounts, rebates, product returns and other allowances based on historical experience updated for changes in facts and circumstances, as appropriate. To the extent these allowances are incorrect, we may need to adjust our estimates, which could have a material impact on the timing and actual amount of revenue we are able to recognize from these sales.

  Because our research and development projects are based on new technologies and new therapeutic approaches that have not been extensively tested in humans, it is possible that our discovery process will not result in commercial products.

        The process of discovering drugs based upon genomics and other new technologies is new and evolving rapidly. We focus a portion of our research on diseases that may be linked to a number of genes working in combination or to novel targets. Both we and the general scientific and medical communities have only a limited understanding of the role that genes play in these diseases. To date, we have not commercialized any products discovered through our genomics research, and we may not be successful in doing so in the future. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses. Further, manufacturing costs or products based on these new technologies may make products uneconomical to commercialize.

  If our clinical trials are unsuccessful, or if they experience significant delays, our ability to commercialize products will be impaired.

        We must provide the FDA and foreign regulatory authorities with preclinical and clinical data demonstrating that our products are safe and effective before they can be approved for commercial sale. Clinical development, including preclinical testing, is a long, expensive and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial or safety issues resulting from products of the same class of drug could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. For example, in December 2003, we decided to stop further accrual to a phase II trial examining VELCADE in colorectal cancer because interim findings produced results that did not meet the pre-specified efficacy criteria for continuation of study accrual.

        We may not complete our planned preclinical or clinical trials on schedule or at all. We may not be able to confirm the safety and efficacy of our potential drugs in long-term clinical trials, which may result in a delay or failure to commercialize our products. We may have difficulty obtaining a sufficient number of appropriate patients or clinical support to conduct our clinical trials as planned. A number of additional events could delay the completion of our clinical trials, including conditions imposed on us by the FDA or foreign regulatory authorities regarding the scope or design of our clinical trials, lower than anticipated retention rates for patients in our clinical trials, insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials or the failure of our third party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner. As a result, we may have to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. Our product development costs will increase if we experience delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or potential products.

  If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates.

        We depend on independent clinical investigators and, in some cases, contract research organizations and other third party service providers to conduct the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials, but we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the FDA relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trials plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.

  Because many of the products that we are developing are based on new technologies and therapeutic approaches, the market may not be receptive to these products upon their introduction.

        The commercial success of any of our products for which we may obtain marketing approval from the FDA or other regulatory authorities will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. Many of the products that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products, particularly the first products that we introduce to the market based on new technologies and therapeutic approaches. Our efforts to educate the medical community on these potentially unique approaches may require greater resources than would be typically required for products based on conventional technologies or therapeutic approaches. The safety, efficacy, convenience and cost-effectiveness of our products as compared to competitive products will also affect market acceptance.

  Because of the high demand for talented personnel within our industry, we could experience difficulties in recruiting employees necessary for our success and growth.

        Because competition for talented employees within our industry is fierce, we may not be successful in hiring, retaining or promptly replacing key management, sales, marketing and technical personnel. Any failure to expeditiously fill our needs for key personnel could have a material adverse effect on our business.

  Our strategy of generating growth through license arrangements and acquisitions may not be successful.

        An important element of our business strategy is to acquire additional therapeutic agents that are in phase II or phase III clinical development through license arrangements or acquisitions of other companies. Although we regularly review and engage in discussions with third parties with respect to such transactions, we may be unable to license or acquire other suitable products or product candidates from third parties for a number of reasons. In particular, the licensing and acquisition of pharmaceutical and biological products, including through the acquisition of other companies, is a competitive area. A number of other companies are also pursuing strategies to license or acquire products within our therapeutic focus areas of cancer and inflammation. These other companies may have a competitive advantage over us due to their size, cash resources and greater drug research, discovery and development and commercialization capabilities.

        Other factors that may prevent us from licensing or otherwise acquiring suitable products and product candidates include the following:

  •
  we may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return on the product;

  •
  companies that perceive us to be their competitor may be unwilling to assign or license their product rights to us; or

  •
  we may be unable to identify suitable products or product candidates within our areas of focus.

        In addition, we expect competition for licensing and acquisition candidates in the biotechnology and pharmaceutical fields to increase, which may mean fewer suitable opportunities for us as well as higher prices. If we are unable to successfully obtain rights to suitable products and product candidates, our business, financial condition and prospects for growth could suffer.

  If we fail to successfully manage any acquisitions, our ability to develop our product candidates and expand our product candidate pipeline may be harmed.

        Following any future acquisitions, our failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Financial aspects of these transactions that could alter our financial position, reported operating results or stock price include:

  •
  use of cash resources;

  •
  higher than anticipated acquisition costs and expenses;

  •
  potentially dilutive issuances of equity securities;

  •
  the incurrence of debt and contingent liabilities, impairment losses or restructuring charges;

  •
  large write-offs and difficulties in assessing the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount that must be amortized over the appropriate life of the asset; and

  •
  amortization expenses related to other intangible assets.

        Operational risks that could harm our existing operations or prevent realization of anticipated benefits from these transactions include:

  •
  challenges associated with managing an increasingly diversified business;

  •
  disruption of our ongoing business;

  •
  difficulty and expense in assimilating the operations, products, technology, information systems or personnel of the acquired company;

  •
  diversion of management's time and attention from other business concerns;

  •
  inability to maintain uniform standards, controls, procedures and policies;

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  the assumption of known and unknown liabilities of the acquired company, including intellectual property claims; and

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  subsequent loss of key personnel.

        If we are unable to successfully manage our acquisitions, our ability to develop new products and continue to expand our product pipeline may be limited.

Risks Relating to Our Financial Results and Need for Financing

  We have incurred substantial losses and expect to continue to incur losses. We will not be successful unless we reverse this trend.

        We have incurred net losses of $52.2 million for the nine months ended September 30, 2006, $198.2 million for the year ended December 31, 2005, $252.3 million for the year ended December 31, 2004 and $483.7 million for the year ended December 31, 2003. We expect to continue to incur substantial operating losses in future periods. Prior to our acquisition of COR Therapeutics, Inc., or COR, in

February 2002, substantially all of our revenues resulted from payments from collaborators, and not from the sale of products. As of September 30, 2006, we had an accumulated deficit of $2.5 billion.

        We expect to continue to incur significant expenses in connection with our research and development programs and commercialization activities. As a result, we will need to generate significant revenues to help fund these costs and achieve positive net income. Our ability to achieve positive net income would be adversely impacted if our acquired intangible assets and goodwill, primarily resulting from our acquisition of COR, became impaired as a result of reduced market capitalization or product failures or withdrawals. We cannot be certain whether or when we will become profitable because of the significant uncertainties with respect to our ability to successfully develop products and generate revenues from the sale of approved products and from existing and potential future strategic alliances.

  We may need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our business and operations.

        We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products. We will also require substantial funds to meet our obligations to our collaborators, manufacture and market products that are approved for commercial sale, including VELCADE, and meet our debt service obligations. We may also require additional financing to execute on product in-licensing or acquisition opportunities. Additional financing may not be available when we need it or may not be available on favorable terms.

        If we are unable to obtain adequate funding on a timely basis, we may have to delay or curtail our research and development programs, our product commercialization activities or our in-licensing or acquisition activities. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to specified technologies, product candidates or products which we would otherwise pursue on our own.

  Our indebtedness and debt service obligations may adversely affect our cash flow and otherwise negatively affect our operations.

        At September 30, 2006, we had approximately $99.6 million of outstanding convertible debt that matures in the first quarter of 2007 and $76.5 million of capital lease obligations. During each of the last five years, our earnings were insufficient to cover our fixed charges. Without giving effect to the issuance of the notes being offered by this prospectus, we will be required to make interest payments on our currently outstanding convertible notes totaling approximately $2.7 million over the next year. If we issue the notes being offered by this prospectus, our indebtedness will increase significantly.

        In addition to the notes being offered by this prospectus, we may in the future incur additional indebtedness, including long-term debt, credit lines and property and equipment financings to finance capital expenditures. We intend to satisfy our current and future debt service obligations from cash generated by our operations, our existing cash and investments and, in the case of principal payments at maturity, funds from external sources. We may not have sufficient funds and we may be unable to arrange for additional financing to satisfy our principal or interest payment obligations when those obligations become due. Funds from external sources may not be available on acceptable terms, or at all.

        Our indebtedness could have significant additional negative consequences, including:

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  increasing our vulnerability to general adverse economic and industry conditions;

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  limiting our ability to obtain additional financing;

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  requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures and research and development;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

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  placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

  If we do not achieve the anticipated benefits of our restructuring efforts, or if the costs of our restructuring efforts exceed anticipated levels, our business could be harmed.

        We recorded restructuring charges of $5.7 million for the nine months ended September 30, 2006, $77.1 million for the year ended December 31, 2005, $38.0 million for the year ended December 31, 2004 and $191.0 million for the year ended December 31, 2003. Costs associated with our restructuring efforts include reducing personnel and infrastructure resulting from the restructured relationship with SGP for INTEGRILIN and reducing our in-house research and development technologies and headcount in areas in which we believe the work can now be outsourced cost effectively. As a result of these efforts, we expect to reduce total research and development and selling, general and administration expenses as compared to prior years. We may not achieve our estimated expense reductions anticipated from restructurings because such savings are difficult to predict and speculative in nature. We continue to evaluate strategic alternatives, including facility consolidation, and as a result, significant additional restructuring charges could occur in future periods.

  We received an informal inquiry from the SEC regarding stock options that we granted in September 2001. If the SEC does not agree with our conclusion regarding the accounting for such options and determines that we have incorrectly accounted for historical stock option grants, and if the associated expense not previously recorded is material, we likely would be required to restate certain historical financial statements and could become subject to litigation.

        During the second quarter of 2006, we received a telephone inquiry from the SEC regarding whether stock options we awarded with a stated grant date of September 26, 2001 were, in fact, granted on that date. We were one of over 30 public companies discussed in a May 2006 third party report concerning the timing of stock option grants from 1997 through 2002. With respect to us, the report referenced option grants we made in September 2001. In September 2006, we met with the SEC to discuss the findings of our review of the September 2001 option grants and other of our historical option grants. We reported to the SEC that our review did not uncover any evidence of fraud with respect to the September 2001 option grants or the other historical option grants that we reviewed. Additionally, we reported to the SEC our conclusion that any additional compensation expense resulting from our review of the September 2001 option grants and other historical option grants was immaterial. We cannot express any view as to how the SEC may assess the information we provided as to the September 2001 option grants and other historical option grants. To the extent that the SEC's inquiry continues, it remains possible that the SEC may identify material issues relating to additional stock option grants. If it is determined that any of our option grants were incorrectly granted or accounted for, we may be required to record compensation expense relating to those grants, and, if the expense is material, we likely would be required to restate certain of our historical financial statements. Additionally, we could become subject to an enforcement proceeding or other litigation. The effects of such a restatement or litigation could be material.

Risks Relating to Collaborators

  We depend significantly on our collaborators to work with us to commercialize and develop products including VELCADE and INTEGRILIN.

        Outside of the United States, we commercialize VELCADE through an alliance with Ortho Biotech. In October 2006, we announced a two-year agreement with Ortho Biotech to jointly promote VELCADE in the United States beginning in the first quarter of 2007. On September 1, 2005, we transferred exclusive

U.S. commercialization and development rights of INTEGRILIN to SGP and SGP is solely responsible for the commercialization and development of INTEGRILIN outside of Europe. GSK is responsible for marketing and selling INTEGRILIN in Europe. We conduct substantial discovery and development activities through strategic alliances, including with Ortho Biotech for the ongoing development of VELCADE. We expect to enter into additional alliances in the future, especially in connection with product commercialization. The success of our alliances depends heavily on the efforts and activities of our collaborators.

        Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the alliance and the degree to which it shares financial and product sales and inventory information. Our existing and any future alliances may not be scientifically or commercially successful.

        The risks that we face in connection with these existing and any future alliances include the following:

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  All of our strategic alliance agreements are for fixed terms and are subject to termination under various circumstances, including, in many cases, such as in our collaboration and our joint promotion agreement with Ortho Biotech, without cause.

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  Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their development and commercialization priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of some of our products, including VELCADE and INTEGRILIN, to reach their potential could be limited if our collaborators decrease or fail to increase marketing or spending efforts related to such products.

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  We expect to rely on our collaborators to manufacture many products covered by our alliances.

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  In our strategic alliance agreements, we generally agree not to conduct specified types of research and development in the field that is the subject of the alliance. These agreements may have the effect of limiting the areas of research and development that we may pursue, either alone or in collaboration with third parties.

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  Our collaborators may develop and commercialize, either alone or with others, products that are similar to or competitive with the products that are the subject of the alliance with us.

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  Our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to expose us to potential litigation.

  We are substantially dependent on SGP for future revenues related to INTEGRILIN.

        Under the terms of our revised agreement with SGP effective as of September 1, 2005, SGP will pay us royalties based on net product sales of INTEGRILIN. In 2006 and 2007, minimum royalty payments for each year are set at $85.4 million, with some conditions that could reduce these minimums. There are no minimum guaranteed royalty payments beyond 2007. If SGP's INTEGRILIN sales after 2007 are less than expected, we will receive less royalty revenue than we expect, which would have a material adverse effect on our ability to fund other parts of our business.

  We may not be successful in establishing additional strategic alliances, which could adversely affect our ability to develop and commercialize products.

        An important element of our business strategy is entering into strategic alliances for the development and commercialization of selected products. In some instances, if we are unsuccessful in reaching an agreement with a suitable collaborator, we may fail to meet all of our business objectives for the applicable product or program. We face significant competition in seeking appropriate collaborators. Moreover, these alliance arrangements are complex to negotiate and time-consuming to document. We may not be successful in our efforts to establish additional strategic alliances or other alternative arrangements. The terms of any additional strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

Risks Relating to Intellectual Property

  If we are unable to obtain patent protection for our discoveries, the value of our technology and products will be adversely affected. If we infringe patent or other intellectual property rights of third parties, we may not be able to develop and commercialize our products or the cost of doing so may increase.

        Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific and factual questions. Our ability to develop and commercialize products depends in significant part on our ability to:

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  obtain and maintain patents;

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  obtain licenses to the proprietary rights of others on commercially reasonable terms;

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  operate without infringing upon the proprietary rights of others;

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  prevent others from infringing on our proprietary rights; and

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  protect trade secrets.

  There is significant uncertainty about the validity and permissible scope of patents in our industry, which may make it difficult for us to obtain patent protection for our discoveries.

        The validity and permissible scope of patent claims in the pharmaceutical and biotechnology fields, including the genomics field, involve important unresolved legal principles and are the subject of public policy debate in the United States and abroad. For example, there is significant uncertainty both in the United States and abroad regarding the patentability of gene sequences in the absence of functional data and the scope of patent protection available for full-length genes and partial gene sequences. Moreover, some groups have made particular gene sequences available in publicly accessible databases. These and other disclosures may adversely affect our ability to obtain patent protection for gene sequences claimed by us in patent applications that we file subsequent to such disclosures. There is also some uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If such data are required, our ability to obtain patent protection could be delayed or otherwise adversely affected.

  Third parties may own or control patents or patent applications and require us to seek licenses, which could increase our development and commercialization costs, or prevent us from developing or marketing our products.

        We may not have rights under some patents or patent applications related to some of our existing and proposed products or processes. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, in order to develop, manufacture, sell or import some of our existing and proposed products or processes, we or our collaborators may choose to seek, or be required to seek, licenses under third party patents issued in the United States and abroad, or those that might issue from United States and foreign patent applications. In such event, we would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to develop, manufacture, sell or import these products or processes.

        Our MLN0002 and MLN1202 product candidates are humanized monoclonal antibodies. We are aware of third party patents and patent applications that relate to humanized or modified antibodies, products useful for making humanized or modified antibodies and processes for making and using recombinant antibodies.

        With respect to VELCADE, on June 26, 2002, Ariad Pharmaceuticals, Inc. sent to us and approximately 50 other parties a letter offering a sublicense for the use of United States Patent No. 6,410,516, which is exclusively licensed to Ariad. If this patent is valid and Ariad successfully sues us for infringement, we would require a license from Ariad in order to manufacture and market VELCADE. On May 4, 2006, a federal court jury gave a verdict in favor of Ariad in its patent-infringement lawsuit against Eli Lilly relating to United States Patent No. 6,410,516. We expect that Eli Lilly will challenge this verdict and the validity of the patent with the federal district judge and the U.S. Court of Appeals. In addition, we are also aware that Amgen Inc. has filed a declaratory relief action seeking an invalidity ruling with respect to this patent. However, Ariad's initial success in its claim against Eli Lilly may increase the possibility that Ariad could sue additional parties, including us, and allege infringement of the patent.

  We may become involved in expensive patent litigation or other proceedings, which could result in our incurring substantial costs and expenses or substantial liability for damages or require us to stop our development and commercialization efforts.

        There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. For example, we believe that we hold patent applications that cover genes that are also claimed in patent applications filed by others. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to invent these genes. In addition, from time to time, we receive unsolicited letters purporting to advise us of the alleged relevance of third party patents.

        The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other proceeding is resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing our products or processes without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

        Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

  Our patent protection for any compounds that we seek to develop may be limited to a particular method of use or indication such that, if a third party were to obtain approval of the compound for use in another indication, we could be subject to competition arising from off-label use.

        Although we generally seek the broadest patent protection available for our proprietary compounds, we may not be able to obtain patent protection for the actual composition of any particular compound and may be limited to protecting a new method of use for the compound or otherwise restricted in our ability to prevent others from exploiting the compound. If we are unable to obtain patent protection for the actual composition of any compound that we seek to develop and commercialize and must rely on method of use patent coverage, we would likely be unable to prevent others from manufacturing or marketing that compound for any use that is not protected by our patent rights. If a third party were to receive marketing approval for the compound for another use, physicians could nevertheless prescribe it for indications that are not described in the product's labeling or approved by the FDA or other regulatory authorities. Even if we have patent protection of the prescribed indication, as a practical matter, we would have little recourse as a result of this off-label use. In that event, our revenues from the commercialization of the compound would likely be adversely affected.

  If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

        We are a party to various license agreements. In particular, we license rights to patents for the formulation of VELCADE and issued patents relating to MLN518 and MLN1202. We may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

  Competition from generic pharmaceutical manufacturers could negatively impact our products sales.

        Competition from manufacturers of generic drugs is a major challenge for us in the U.S. and is growing internationally. Upon the expiration or loss of patent protection for one of our products, or upon the "at-risk" launch (despite pending patent infringement litigation against the generic product) by a generic manufacturer of a generic version of one of our products, we could lose the major portion of sales of that product in a very short period, which could adversely affect our business.

        Generic competitors operate without our large research and development expenses and our costs of conveying medical information about our products to the medical community. In addition, the FDA approval process exempts generics from costly and time-consuming clinical trials to demonstrate their safety and efficacy, allowing generic manufacturers to rely on the safety and efficacy data of the innovator product. Generic products, however, need only demonstrate a level of availability in the bloodstream equivalent to that of the innovator product. This means that generic competitors can market a competing version of our product after the expiration or loss of our patent and charge much less. The issued U.S. patents related to VELCADE expire in 2014 with the potential for extension and the issued foreign patents expire in 2015 with extensions issued or pending in a number of countries. However, we may not be granted any such potential or pending extension. The issued United States patents that cover INTEGRILIN expire in 2014 and 2015 and the issued foreign patents expire between 2010 and 2012. In addition, our patent-protected products can face competition in the form of generic versions of branded products of competitors that lose their market exclusivity.

Risks Relating to Product Manufacturing, Marketing and Sales

  Because we have limited sales, marketing and distribution experience and capabilities, in some instances we are dependent on third parties to successfully perform these functions on our behalf, or we may be required to incur significant costs and devote significant efforts to augment our existing capabilities.

        We currently are marketing and selling VELCADE in the United States solely through our cancer-specific sales force and without a collaborator. Beginning in the first quarter of 2007, we have agreed to jointly promote VELCADE in the United States with Ortho Biotech. Our success in selling VELCADE will depend heavily on the performance of these sales forces. In areas outside the United States where VELCADE has received approval, Ortho Biotech or its affiliates market VELCADE. As a result, our ability to earn revenue related to VELCADE outside of the United States will depend heavily on Ortho Biotech.

        SGP exclusively markets INTEGRILIN in areas outside of Europe, including the United States, and GSK exclusively markets INTEGRILIN in Europe. As a result, except for our minimum royalty payments from SGP in 2006 and 2007, our success in receiving royalties and milestone payments from sales of INTEGRILIN depends entirely on the marketing efforts of these third parties.

        Depending on the nature of the products for which we obtain marketing approval, we may need to rely significantly on sales, marketing and distribution arrangements with our collaborators and other third parties. For example, some types of pharmaceutical products require a large sales force and extensive marketing capabilities for effective commercialization. If in the future we elect to perform sales, marketing and distribution functions for these types of products ourselves, we would face a number of additional risks, including the need to recruit a large number of additional experienced marketing and sales personnel.

  Because we have no commercial manufacturing capabilities, we will continue to be dependent on third party manufacturers to manufacture products for us, or we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities.

        We have no commercial-scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals and commercialize products, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities.

        We currently rely substantially upon third parties to produce material for preclinical testing purposes and expect to continue to do so in the future. We also currently rely and expect to continue to rely, upon other third parties, potentially including our collaborators, to produce materials required for clinical trials and for the commercial production of our products.

        There are a limited number of contract manufacturers that operate under the FDA's good manufacturing practices regulations capable of manufacturing our products. In addition, the FDA will inspect our contract manufacturer prior to granting approval of a new drug application. If we are unable to arrange for third party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or commercialize them, or we may experience delays in doing so.

        Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

        We may in the future elect to manufacture some of our products in our own manufacturing facilities. We would need to invest substantial additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

  Because we have no commercial manufacturing capability for VELCADE and INTEGRILIN, we are dependent on third parties to produce product sufficient to meet market demand.

        We are responsible for managing the supply of material for all clinical and commercial production of VELCADE, including VELCADE that Ortho Biotech sells or uses in clinical trials, and INTEGRILIN, including INTEGRILIN that SGP and GSK sell or use in clinical trials.

        We rely on third party contract manufacturers to manufacture, fill/finish and package VELCADE for both commercial purposes and for all clinical trials. We have established long-term supply relationships for the production of commercial supplies of VELCADE. We work with one manufacturer, with whom we have a long-term supply agreement, to complete fill/finish for VELCADE. If any of our current third party manufacturers performing production and fill/finish for VELCADE are unable or unwilling to continue performing these services for us and we are unable to find a replacement manufacturer or in the future we are otherwise unable to contract with manufacturers to produce commercial supplies of VELCADE in a cost-effective manner, we could run out of VELCADE for commercial sale and clinical trials and our business could be substantially harmed.

        We have no manufacturing facilities for INTEGRILIN and, accordingly, rely on third party contract manufacturers for the clinical and commercial production of INTEGRILIN. We have three approved manufacturers that currently provide us with eptifibatide, the active ingredient necessary to make INTEGRILIN. Solvay, one of the current manufacturers, owns the process technology used by it and one other manufacturer for the production of bulk product. We own the technology utilized by the third supplier. We have two manufacturers that currently perform fill/finish services for INTEGRILIN and a new packaging supplier for the United States. If our current manufacturers are unable to continue or decide to discontinue their manufacturing, fill/finish or packaging services and we are unable to secure alternative manufacturers, the supply of INTEGRILIN could be adversely affected which could substantially harm our business.

        In order to mitigate the risk of INTEGRILIN supply interruption, we have entered into a new third party fill/finish arrangement and we are in the process of establishing a second bulk product manufacturing site that will manufacture eptifibatide using the Millennium owned process technology. Because these are new manufacturing arrangements, these manufacturers may encounter difficulties that could adversely affect the supply of INTEGRILIN and, thereby, harm our business. For example, Solvay, the owner of the process technology used by two of our manufacturers, has raised concerns that the new Millennium process may have been developed using information asserted to be confidential to that owner. If that owner succeeds in a claim relating to these concerns, our ability to practice the new process could be negatively impacted, which could adversely affect our ability to obtain INTEGRILIN from suppliers using the new process or the cost of manufacturing eptifibatide and negatively impact our business.

  If we fail to obtain an adequate level of reimbursement for our products by third party payors, there may be no commercially viable markets for our products.

        The availability and levels of reimbursement by governmental and other third party payors affect the market for any pharmaceutical product or health care service. These third party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services. In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products as profitably as we expect if we are required to sell our products at lower than anticipated prices or reimbursement is unavailable or limited in scope or amount.

        In particular, third party payors could lower the amount that they will reimburse hospitals or doctors to treat the conditions for which the FDA has approved VELCADE or INTEGRILIN. If they do, pricing levels or sales volumes of VELCADE or INTEGRILIN may decrease. In addition, if we fail to comply with the rules applicable to the Medicaid and Medicare programs, we could be subject to the imposition of civil or criminal penalties or exclusion from these programs.

        In foreign markets, a number of different governmental and private entities determine the level at which hospitals will be reimbursed for administering VELCADE and INTEGRILIN to insured patients. If these levels are set, or reset, too low, it may not be possible to sell VELCADE or INTEGRILIN at a profit in these markets.

        In both the United States, on federal and state levels, and foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system. For example, the Medicare Prescription Drug and Modernization Act of 2003 and its implementing regulations impose new requirements for the distribution and pricing of prescription drugs which may affect the marketing of our products. These new requirements have created uncertainty among oncologists and could impact sales levels of VELCADE as oncologists adapt to the new reimbursement model. Further proposals are also likely. The current uncertainty and the potential for adoption of additional proposals could affect the timing of product revenue, our ability to raise capital, obtain additional collaborators and market our products.

        In addition, we believe that the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of our present and future products, which may adversely affect product sales. Further, when a new therapeutic product is approved, the availability of governmental or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our product candidates, and current reimbursement policies for VELCADE or INTEGRILIN could change at any time.

  We face a risk of product liability claims and may not be able to obtain insurance.

        Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of human therapeutic products. In particular, VELCADE and INTEGRILIN are administered to patients with serious diseases who have a high incidence of mortality. Although we have product liability insurance that we believe is appropriate, this insurance is subject to deductibles, co-insurance requirements and coverage limitations and the market for such insurance is becoming more restrictive. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product commercialization efforts.

  Guidelines and recommendations can affect the use of our products.

        Government agencies promulgate regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our products or the use of competitive or alternative products that are followed by patients and health care providers could result in decreased use of our products.

Risks Relating to Holding Our Common Stock

  The trading price of our common stock could be subject to significant fluctuations.

        The trading price of our common stock has been quite volatile, and may be volatile in the future. During the nine months ended September 30, 2006, our common stock traded as high as $11.46 per share and as low as $7.83 per share. During 2005, our common stock traded as high as $12.34 per share and as low as $7.63 per share. Factors such as announcements of our or our competitors' operating results, data from our or our competitors' clinical trial results, changes in our prospects, market conditions for biopharmaceutical stocks in general and analyst recommendations or commentary concerning our or our competitors' products or business could have a significant impact on the future trading prices of our common stock.

        In particular, the trading price of the common stock of many biopharmaceutical companies, including ours, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

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  product revenues and the rate of revenue growth;

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  introduction or success of competitive products;

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  clinical trial results and regulatory developments;

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  quarterly variations in financial results and guidance to the investment community with respect to future financial results;

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  business and product market cycles;

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  fluctuations in customer requirements;

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  availability and utilization of manufacturing capacity;

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  timing of new product introductions; and

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  our ability to develop and implement new technologies.

        The price of our common stock may also be affected by the estimates and projections of the investment community and our ability to meet or exceed the financial projections we provide to the public. The price may also be affected by general economic and market conditions, and the cost of operations in our product markets. While we cannot predict the individual effect that these factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. We can not assure you that these factors will not have an adverse effect on the trading price of our common stock.

  We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

        Provisions of our certificate of incorporation and bylaws and of Delaware law could have the effect of delaying, deferring or preventing an acquisition of our company. For example, we have divided our board of directors into three classes that serve staggered three-year terms, we may issue shares of our authorized "blank check" preferred stock and our stockholders are limited in their ability to call special stockholder meetings. In addition, we have issued preferred stock purchase rights that would adversely affect the economic and voting interests of a person or group that seeks to acquire us or a 15% or greater interest in our common stock without negotiations with our board of directors.

Risks Relating to the Notes

  The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

        The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2006, we had outstanding approximately $76.5 million of capital lease obligations and $99.6 million of convertible debt. The capital lease obligations are equivalent to senior secured debt. The outstanding convertible debt matures in the first quarter of 2007 and is subordinated to the notes. We expect from time to time to incur additional indebtedness and other liabilities. The indenture pursuant to which the notes are issued does not limit the amount of indebtedness that we or any of our subsidiaries may incur. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See "Description of Notes—General."

        None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary's creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries' ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

  Future sales or issuances of our common stock may depress the trading price of our common stock and the notes.

        The sale of substantial amounts of our common stock could adversely impact the market price of our common stock, which could in turn negatively affect the trading price of the notes. In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, negatively affect the trading price of the notes.

  An active trading market for the notes may not develop.

        The notes are a new issue of securities for which there is currently no trading market, and an active trading market might never develop. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price and volatility in the price of our shares of common stock, our performance and other factors.

        We have no plans to list the notes on a securities exchange. We have been advised by the underwriters that they presently intend to make a market in the notes. However, the underwriters are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, and without notice. If the underwriters cease to act as market makers for the notes, we cannot assure you that another firm or person will make a market in the notes.

        Even if a trading market for the notes develops, it may not be liquid. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors.

  Fluctuations in the price of our common stock may prevent you from being able to convert the notes, may impact the price of the notes and may make the notes more difficult to resell.

        The ability of holders of the notes to convert the notes prior to the three-month period immediately preceding the maturity date for such notes is conditioned on the closing price of our common stock reaching a specified threshold, the trading price of the notes falling below a certain level or the occurrence of specified corporate transactions, such as a change in control. If the closing price threshold for conversion of the notes is satisfied at the end of a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price threshold is not satisfied, the trading price of the notes does not fall below the relevant threshold and none of the specified distributions or corporate transactions that would permit a holder to convert notes occurs, holders would not be able to convert notes except during the three-month period prior to the maturity date of the notes.

        Because the notes may be convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and/or the value of the consideration payable upon the conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

  The limited protections in the indenture and notes against certain types of important corporate events may not protect your investment.

        The indenture for the notes does not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity;

  •
  protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our subsidiaries' ability to incur indebtedness, which would effectively rank senior to the notes;

  •
  limit our ability to incur secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the notes;

  •
  restrict our subsidiaries' ability to issue securities or incur liabilities that would be structurally senior to our indebtedness;

  •
  restrict our ability to repurchase or prepay our securities; or

  •
  restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

        Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock, but would not constitute a "change in control" that permits holders to require us to repurchase their notes. For these reasons, you should not consider the repurchase feature of the notes as a significant factor in evaluating whether to invest in the notes.

  Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right.

        Under the notes, a converting holder will be exposed to fluctuations in the value of our common stock during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation. Under the notes, if we elect to settle all or any portion of our conversion obligation in cash (other than solely cash in lieu of any fractional shares) or if we irrevocably elect net share settlement upon conversion, the amount of consideration that you will receive upon conversion of your notes is in part determined by reference to the volume weighted average prices of our common stock for each trading day in a 20-trading day period. As described under "Description of Notes—Conversion Rights," this period will occur after the date on which your notes are surrendered for conversion. Accordingly, if the price of our common stock decreases during this period, the amount of consideration you receive will be adversely affected. In addition, if we elect to settle a portion, but less than all, of our conversion obligation in cash (other than solely cash in lieu of any fractional shares) or if we irrevocably elect net share settlement upon conversion, and the market price of our common stock at the end of such 20-trading day period is below the average of the volume weighted average price of our common stock during such period, the value of any shares of our common stock that you will receive in satisfaction of our conversion obligation will be less than the value used to determine the number of shares you will receive.

  The conversion rate for the notes may not be adjusted for all dilutive events that may occur.

        The conversion rate for the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on shares of our common stock, the issuance of certain rights or warrants, subdivisions or combinations of shares of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under "Description of Notes—Adjustment to Conversion Rate." Such conversion rates will not be adjusted for other events, such as stock issuances for cash or third-party tender offers, that may adversely affect the trading price of the notes or any common stock. See "Description of Notes—Adjustment to Conversion Rate." We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider the interests of holders of the notes in deciding whether to issue common stock. We also may be restricted from increasing the conversion rate beyond a specified maximum of 88.8888 shares per $1,000 principal amount of the notes, subject to adjustment in the same manner as described above. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

  The adjustment to the conversion rate for notes converted in connection with a make-whole change in control may not adequately compensate you for any lost value of your notes as a result of such transaction.

        If a make-whole change in control (as defined herein) occurs, under certain circumstances we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such make-whole change in control. The increase in the conversion rate will be determined based on the date on which the make-whole change in control becomes effective and the price paid per share of our common stock in the make-whole change in control (in the case of a make-whole change in control described in the second bullet of the definition of change in control in which holders of our common stock receive only cash), or in the case of any other make-whole change in control, the average of the closing prices per share of our common stock over the five trading day period ending on the trading day preceding the effective date of such other make-whole change in control, as described below under "Description of Notes—Conversion Rights—Adjustments to Conversion Rate Upon a Make-Whole Change in Control." The adjustment to the conversion rate for notes converted in connection with a make-whole change in control may not adequately compensate you for any lost option value with respect to your notes as a result of such make-whole change in control. In addition, if the price of our common stock used to determine the adjustment upon a make-whole change in control is greater than $44.00 per share or less than $11.25 per share (each such price, subject to adjustment), no adjustment will be made to the conversion rate. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 88.8888 per $1,000 principal amount of the notes, subject to adjustments in the same manner as the conversion rate as set forth under "Description of Notes—Adjustment to Conversion Rate." In addition, our obligation to increase the conversion rate in connection with any such make-whole change in control could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

  Because your right to require our repurchase of the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a change in control under the indenture.

        The term "change in control" is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Notes—Repurchase at the Option of the Holder Upon a Change in Control."

  If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

        If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes to our common stock that might be adopted by the holders of our common stock to curtail or eliminate any of the powers, preferences or special rights of our common stock, or impose new restrictions or qualifications upon our common stock. You will not be entitled to any rights as a holder of our common stock until the close of business on the conversion date (if we deliver solely shares of our common stock in respect of our conversion obligation, other than cash in lieu of fractional shares) or the close of business on the last trading day of the relevant cash settlement averaging period (if we deliver cash in respect of any portion of our conversion obligation (other than solely cash in lieu of any fractional shares) or if we have irrevocably elected net share settlement upon conversion). For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of any common stock upon conversion of your notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

  We may not be able to raise the funds necessary to repay the notes when due, finance a change in control repurchase or to make the payments due upon conversion.

        At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, upon the occurrence of a change in control, holders of notes may require us to repurchase their notes. Furthermore, unless we elect to deliver solely shares of our common stock upon conversion of the notes, other than cash in lieu of fractional shares, we will be required to make cash payments to holders on conversion thereof. However, it is possible that we would not have sufficient funds to repay the notes at maturity, to make the required repurchase of the notes or to make cash payments on conversion. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See "Description of Notes—Repurchase at the Option of the Holder Upon a Change in Control."

  The change in control repurchase feature of the notes may delay or prevent an otherwise beneficial attempt to take over our company.

        The terms of the notes require us to repurchase the notes for cash in the event of a change in control. A takeover of our company would trigger the requirement that we repurchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors in the notes.

  You may have to pay taxes with respect to distributions on our common stock that you do not receive.

        The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, non-U.S. holders (as defined below) may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes, which we may, at our option, set off against payments of cash and deliveries of common stock on the notes. See the discussions under the headings "Certain U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Distributions" and "Certain U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Dividends and Constructive Distributions" for more details.

FORWARD-LOOKING STATEMENTS

        All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as "expect," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "believe," "seek," "estimate," "should," "may," "assume" or "continue," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve important risks, uncertainties and assumptions that are difficult to predict. We describe some of the risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, in "Risk Factors." We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements. Reference is made in particular to forward-looking statements about our growth and future financial and operating results, discovery and development of products, strategic alliances, regulatory approvals, competitive strengths, intellectual property, litigation, mergers and acquisitions, market acceptance or continued acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations and sales efforts. We do not intend to update or revise any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $217.7 million, or approximately $242.0 million if the underwriters exercise their option in full to purchase additional notes, in each case, after deducting underwriting discounts and estimated offering expenses.

        We expect to use the net proceeds from this offering primarily to acquire other therapeutic agents, which may be in development or already marketed, through license arrangements or acquisitions of other companies, and any balance for general corporate purposes, including working capital. We are not currently a party to any agreement, arrangement or understanding with respect to any license or acquisition transaction. Notwithstanding our anticipated use of the proceeds from this offering, we will retain broad discretion in the allocation and timing of the use of proceeds. Pending our use of the net proceeds from this offering, we intend to invest the proceeds in interest-bearing, investment-grade securities.

CAPITALIZATION

        The following table sets forth our unaudited consolidated capitalization as of September 30, 2006. Our capitalization is presented:

  •
  on an actual basis; and

  •
  as adjusted to reflect the incurrence of indebtedness and receipt of estimated net proceeds from the sale of the notes in this offering, excluding the additional indebtedness we might incur and additional proceeds we might receive if the underwriters exercise their option to purchase additional notes.

	As of September 30, 2006
	Actual	As Adjusted
	(Unaudited) (In thousands, except per share amounts)
Cash, cash equivalents and marketable securities	$635,610	$853,310

Convertible debt:
5.5% convertible subordinated notes due January 15, 2007	$83,325	$83,325
5.0% convertible subordinated notes due March 1, 2007	16,246	16,246
2.25% convertible senior notes due November 15, 2011 offered hereby	—	225,000

Total convertible debt	99,571	324,571
Stockholders' equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 500,000 shares authorized; 315,889 shares issued and outstanding	316	316
Additional paid-in capital	4,635,019	4,635,019
Accumulated comprehensive income	(2,537)	(2,537)
Accumulated deficit	(2,519,263)	(2,519,263)

Total stockholders' equity	2,113,535	2,113,535

Total capitalization	$2,213,106	$2,438,106

        Our outstanding common stock as of September 30, 2006 excludes:

  •
  429,600 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2006 at an exercise price of $9.44 per share;

  •
  29,696,498 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted average exercise price of $15.93 per share; and

  •
  2,455,517 shares of common stock issuable upon conversion of our 5.5% convertible subordinated notes due January 15, 2007 at a conversion rate of approximately $42.07 per share and our 5.0% convertible subordinated notes due March 1, 2007 at a conversion rate of approximately $34.21 per share.

        Our outstanding common stock as adjusted as of September 30, 2006 also excludes shares of common stock to be issuable upon conversion of the notes offered by this prospectus.

DIVIDEND POLICY

        We have never declared or paid cash dividends on any of our capital stock and do not expect do so in the foreseeable future.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the NASDAQ Global Select Market under the symbol "MLNM." The following table sets forth, for the periods indicated, the reported high and low last sale prices for our common stock on the NASDAQ Global Select Market.

	High	Low
Year Ending December 31, 2006
Fourth Quarter (through November 9, 2006)	$11.97	$9.83
Third Quarter	10.99	8.93
Second Quarter	10.11	8.04
First Quarter	11.15	9.85
Year Ended December 31, 2005
Fourth Quarter	$10.92	$8.09
Third Quarter	11.09	9.14
Second Quarter	9.80	7.79
First Quarter	11.97	8.06
Year Ended December 31, 2004
Fourth Quarter	$13.41	$11.02
Third Quarter	14.00	10.15
Second Quarter	18.51	13.55
First Quarter	19.63	16.58

        On November 9, 2006, the last reported sale price for our common stock was $11.25 per share and we had approximately 947 stockholders of record.

RATIO OF EARNINGS TO FIXED CHARGES

        We have computed our ratio of earnings to fixed charges by dividing pre-tax loss from continuing operations before fixed charges by fixed charges. Fixed charges are the sum of the following:

  •
  interest expense;

  •
  amortized capitalized expenses related to indebtedness; and

  •
  an estimate of the interest within rental expense.

        Our earnings were insufficient to cover fixed charges by $52.2 million for the nine months ended September 30, 2006, $198.2 million for the year ended December 31, 2005, $252.3 million for the year ended December 31, 2004, $483.7 million for the year ended December 31, 2003, $590.2 million for the year ended December 31, 2002 and $191.9 million for the year ended December 31, 2001.

DESCRIPTION OF NOTES

        We will issue the notes under an indenture to be dated as of November 15, 2006, by and between us and U.S. Bank National Association, as trustee. As used in this description of notes, the words "we," "us," "our" or Millennium refer only to Millennium Pharmaceuticals, Inc., a Delaware corporation, and do not include any of our current or future subsidiaries. We have summarized below the material provisions of the indenture and the notes. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. Copies of the indenture, including forms of the notes, are available upon request to us. See "Where You Can Find Additional Information."

General

        We are offering $225,000,000 aggregate principal amount of our 2.25% Convertible Senior Notes due November 15, 2011 (or $250,000,000 if the underwriters exercise their over-allotment option in full), which we refer to as the "notes." The notes will mature on November 15, 2011, subject to earlier conversion or repurchase. The notes will be issued in denominations of $1,000 or in integral multiples of $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose.

        The notes will be our general, unsecured obligations and will be effectively subordinated to all of our existing and future secured debt, to the extent of the assets securing such debt, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2006, we had outstanding approximately $76.5 million of capital lease obligations and $99.6 million of convertible debt. The capital lease obligations are equivalent to senior secured debt. The convertible debt matures in the first quarter of 2007 and is subordinated to the notes. We expect from time to time to incur additional indebtedness and other liabilities. The indenture governing the notes does not limit the amount of indebtedness that we or any of our subsidiaries may incur.

        The notes bear interest at the rate of 2.25% per year. Interest on the notes will accrue from November 15, 2006, or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2007, to holders of record at the close of business on the May 1 or the November 1 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued for the period commencing on, and including, the immediately preceding interest payment date (or, if none, November 15, 2006) through the day before the applicable interest payment date (or the applicable repurchase date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be calculated using a 360-day year composed of twelve 30-day months. A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its maturity, conversion or repurchase by us at the option of a holder upon a change in control.

        Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

        We may at any time, to the extent permitted by applicable law, purchase the notes in the open market or by tender at any price or by private agreement.

Conversion Rights

  General

        Holders may convert their notes into the consideration described below under "—Settlement Elections" prior to the close of business on the business day immediately preceding the maturity date for the notes based on an initial conversion rate of 64.6465 shares of our common stock, par value $0.001 per share ("common stock"), per $1,000 principal amount of notes (equivalent to an initial conversion price (as defined below) of approximately $15.47 per share of common stock), only if the conditions for conversion described below are satisfied.

        Holders may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. In connection with each such conversion, we may elect to deliver shares of our common stock, cash or a combination thereof in respect of our conversion obligation. As described under "—Irrevocable Election of Net Share Settlement," at any time we may make an irrevocable election as to the form of consideration that we will be required to deliver in respect of all future conversions. Any such election will provide for the delivery of cash up to the aggregate principal amount of notes to be converted, and shares of our common stock, cash or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. We refer to this settlement method following such an irrevocable election as "net share settlement."

        If a holder has submitted its notes for repurchase upon a change in control, such holder may thereafter convert its notes only if it has previously withdrawn its repurchase election in accordance with the terms of the indenture.

        Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing price of our common stock on the trading day prior to the applicable conversion date (if we deliver solely shares of our common stock to satisfy our conversion obligation, other than cash in lieu of fractional shares) or the closing price of our common stock on the last trading day of the relevant cash settlement averaging period (if we deliver cash to satisfy a portion, but less than all, of our conversion obligation, other than solely cash in lieu of any fractional shares, or if we have irrevocably elected net share settlement upon conversion). Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, cash or a combination of cash and shares of our common stock, as the case may be, together with any cash in lieu of fractional shares, will be deemed to satisfy our obligation to pay:

  •
  the principal amount of the note; and

  •
  accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

        Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a change in control repurchase date that is after a record date but on or prior to the next succeeding interest payment date, (2) with respect to any notes converted after the record date immediately preceding the maturity date of the notes or (3) to the extent of any overdue interest that exists at the time of conversion with respect to such note.

        Upon determining that the holders are entitled to convert their notes in accordance with the provisions described below, we will promptly (i) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information or (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

  Conversion Based on Common Stock Price

        Holders may surrender notes for conversion in any calendar quarter commencing at any time after December 31, 2006, and only during such calendar quarter, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the then applicable conversion price for the notes per share of common stock on the last day of such preceding calendar quarter, which we refer to as the "conversion trigger price."

        The "closing price" of our common stock or any other security on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock or such other security is traded. If our common stock or such other security is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "closing price" will be the last quoted bid price for our common stock or such other security in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock or such other security is not so quoted, the closing price will be the average of the mid-point of the last bid and ask prices for our common stock or such other security on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose. The closing price will be determined without reference to extended or after hours trading.

        The conversion trigger price immediately following issuance of the notes will be $18.56, which is 120% of the initial conversion price for the notes per share of common stock. The foregoing conversion trigger price is subject to adjustment for the same events that would require an adjustment to the conversion rate.

        We will determine at the beginning of each calendar quarter commencing at any time after December 31, 2006 (through the calendar quarter ending June 30, 2011) whether the notes are convertible as a result of the price of our common stock and notify the conversion agent and the trustee.

  Conversion Upon Satisfaction of Trading Price Condition

        A holder may surrender notes for conversion during the five business day period after any five consecutive trading day period, or the measurement period, in which the "trading price" per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the closing price of our common stock on such trading day and the then applicable conversion rate for the notes for such date, subject to compliance with the procedures and conditions described below concerning the trustee's obligation to make a trading price determination.

        The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5.0 million principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from three independent U.S. nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5.0 million principal amount of notes from a U.S. nationally recognized securities dealer, then the trading price per $1,000 principal amount of relevant notes will be deemed to be less than 98% of the product of the "closing price" of our common stock and the then applicable conversion rate for the notes.

        In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the then applicable conversion rate for such notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing price of our common stock and the then applicable conversion rate for the notes. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the "closing price" of our common stock and the then applicable conversion rate for the notes.

        If the trading price condition has been met, we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the closing price of our common stock and the then applicable conversion rate for the notes, we shall so notify holders of the notes.

  Conversion Upon Occurrence of Specified Corporate Transactions

        If we elect to distribute to all holders of our common stock:

  •
  rights, options or warrants entitling them to subscribe for or purchase our common stock, for a period expiring within 60 days of the record date for such distribution, at less than the average of the closing prices of our common stock for the five consecutive trading days ending on the date immediately preceding the public announcement of such distribution, or

  •
  cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i) and (ii) of the second paragraph under "—Adjustment to Conversion Rate—General"), which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding 15% of the average of the closing prices of our common stock for the five consecutive trading days ending on the date immediately preceding the first public announcement of such distribution, we must notify the holders of the notes at least 35 business days prior to the ex-date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-date or our announcement that such distribution will not take place, even if the notes are not convertible at that time.

        No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate (as a result of holding the notes, and at the same time as common stock holders participate) in such transaction as if such holders of the notes held a number shares of our common stock equal to the conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder, without having to convert their notes.

        In addition, if a change in control (as defined below) or a make-whole change in control that does not constitute a change in control occurs or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 35 business days prior to the anticipated effective time of the transaction until 35 trading days after the actual date of such transaction or, if such transaction also constitutes a change in control, until the related change in control repurchase date (as defined below). We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 35 business days prior to the anticipated effective date of such transaction.

        In the case of any make-whole change in control, (i) the conversion rate will be adjusted as set forth below under "—Adjustment to Conversion Rate—Adjustment to Conversion Rate Upon a Make-Whole Change in Control" for conversions in connection with such make-whole change in control and (ii) if such make-whole change in control also constitutes a change in control, the holder can require us to repurchase all or a portion of its notes as described under "—Repurchase at the Option of the Holder Upon a Change in Control."

  Conversion During Three Months Prior to Maturity

        Notwithstanding anything herein to the contrary, holders may surrender their notes for conversion at any time on or after August 15, 2011 until the close of business on the business day immediately preceding the maturity date for the notes.

  Conversion Procedures

        To convert its note into shares of our common stock, cash or a combination of cash and shares of our common stock, as the case may be, a holder must:

  •
  complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

  •
  surrender the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the "conversion date" under the indenture. If a holders holds a beneficial interest in a global note, to convert such holder must comply with the last two requirements listed above and comply with DTC's procedures for converting a beneficial interest in a global note. A holder receiving shares of our common stock upon conversion will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the close of business on the conversion date (if we deliver solely shares of our common stock in respect of our conversion obligation, other than cash in lieu of fractional shares) or the close of business on the last trading day of the cash settlement averaging period (if we deliver cash in respect of any portion of our conversion obligation, other than solely cash in lieu of any fractional shares, or if we have irrevocably elected net share settlement upon conversion).

  Settlement Elections

        In lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of notes, we may elect to deliver cash or a combination of cash and shares of our common stock in satisfaction of our conversion obligation.

        We will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion (and the specified cash amount (as defined below), if applicable), as follows:

  •
  in respect of notes to be converted during the period beginning 20 business days immediately preceding the maturity date for such notes, no later than the maturity date for such notes; and

  •
  in all other cases, no later than two trading days following the applicable conversion date.

        If we do not give any notice within the time periods described as to how we intend to settle, and we have not made an irrevocable net share settlement election, we will satisfy our conversion obligation only in shares of our common stock (except for any cash in lieu of fractional shares).

  Irrevocable Election of Net Share Settlement

        At any time on or prior to the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the notes to be converted after the date of such election by delivering cash up to the aggregate principal amount of notes to be converted, and shares of our common stock, cash or a combination thereof in respect of the remainder, if any, of our conversion obligation. We refer to this election as a net share settlement election, which will be in our sole discretion without the consent of the holders of notes.

        Upon making such election, we will promptly (i) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information and (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

  Cash Settlement Notices

        If we choose to satisfy any portion of our conversion obligation in cash, other than solely cash in lieu of any fractional shares, or if we have irrevocably elected net share settlement upon conversion, we will notify holders as described above of the amount to be satisfied in cash as a fixed dollar amount per $1,000 principal amount of notes (the "specified cash amount"). If we have previously irrevocably elected net share settlement upon conversion as described below, the specified cash amount must be at least $1,000. If we have made an irrevocable net share settlement election, and we fail to timely notify converting holders of the specified cash amount, the specified cash amount will be deemed to be $1,000.

        We will treat all holders with the same cash settlement averaging period in the same manner. We will not, however, have any obligation to settle our conversion obligations arising with respect to different cash settlement averaging periods in the same manner. That is, we may choose with respect to one cash settlement averaging period to settle in shares of our common stock only and choose with respect to another cash settlement averaging period to settle in cash or a combination of cash and shares of our common stock.

  Settlement Upon Conversion

        If we elect to settle a conversion of notes only in shares of our common stock, such settlement will occur as soon as practicable after we notify holders that we have chosen this method of settlement, but in any event within three business days of the relevant conversion date.

        Settlements made entirely or partially in cash (other than cash in lieu of fractional shares) will occur on the third business day following the final trading day of the cash settlement averaging period (as defined below).

        The amount of cash and/or number of shares of common stock, as the case may be, due upon conversion will be determined as follows:

  (1)
  If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder a number of shares of our common stock equal to (i) (A) the aggregate principal amount of notes to be converted, divided by (B) 1,000, multiplied by (ii) the conversion rate in effect on the relevant conversion date (provided that we will deliver cash in lieu of fractional shares as described above).

  (2)
  If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder, for each $1,000 principal amount of notes, cash in an amount equal to the conversion value, as defined below.

  (3)
  If we elect to satisfy the conversion obligation in a combination of cash and common stock or if we have made an irrevocable net share settlement election, we will deliver to the holder, for each $1,000 principal amount of notes:

  •
  cash in an amount equal to the lesser of (A) the specified cash amount and (B) the conversion value (as defined below); and

  •
  if the conversion value is greater than the specified cash amount, a number of shares of our common stock equal to the sum of the daily share amounts (as defined below) for each of the twenty trading days in the cash settlement averaging period (as defined below), plus cash in lieu of any fractional shares as described above.

        The "conversion value" means the product of (1) the conversion rate, multiplied by (2) the average of the volume weighted average price (as defined below) per share of our common stock on each of the trading days during the cash settlement averaging period.

        The "volume weighted average price" per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page MLNM <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

        The "cash settlement averaging period" means:

  •
  with respect to any conversion date occurring on or after the 20th business day immediately preceding the maturity date, the 20 consecutive trading day period beginning on, and including, the third trading day immediately following the maturity date;

  •
  in all other cases, the 20 consecutive trading day period beginning on, and including, the third trading day immediately following the relevant conversion date.

        The "daily share amount" means, for each trading day of the cash settlement averaging period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined pursuant to the following formula:

(	volume weighted average price per share of our common stock on such trading day	×	conversion rate in effect on the conversion date	)	-	specified cash amount

volume weighted average price per share of our common stock on such trading day	×	20

        In calculating the daily share amount, the conversion rate on any day shall be appropriately adjusted to take into account the occurrence on or before such trading day of any event which would require an adjustment to the conversion rate as set forth above under "—Adjustment to the Conversion Rate—General."

        "Trading day" means, with respect to our common stock or any other security, a day during which (i) trading in our common stock or such other security generally occurs, (ii) there is no market disruption event (as defined below) and (iii) a closing price for our common stock or such other security (other than a closing price referred to in the next to last sentence of such definition) is available for such day; provided that if our common stock or such other security is not admitted for trading or quotation on or by any exchange, bureau or other organization, "trading day" will mean any business day.

        "Market disruption event" means, with respect to our common stock or any other security, the occurrence or existence for more than one-half hour period in the aggregate on any scheduled trading day for our common stock or such other security of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or such other security or in any options, contracts or future contracts relating to our common stock or such other security, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

Adjustment To Conversion Rate

  General

        The conversion rate on the notes will not be adjusted for accrued interest.

        We will adjust the conversion rate on the notes if any of the following events occur:

  (i)
  We issue dividends or distributions on shares of our common stock payable in shares of common stock.

  (ii)
  We subdivide, combine or reclassify shares of our common stock.

  (iii)
  We distribute to all holders of shares of our common stock rights, options or warrants to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the average of the closing prices for the five consecutive trading days immediately preceding the public announcement of such distribution.

  (iv)
  We distribute to all holders of shares of our common stock our capital stock, assets (including shares of any subsidiary or business unit of ours) or debt securities or certain rights to purchase our securities (excluding (1) any dividends or distributions described in clause (i) above, (2) any rights, options or warrants described in clause (iii) above and (3) any dividends or other distributions described in clause (v) below), in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

  •
  the numerator of which will be the current market price (as defined below) of our common stock, and

  •
  the denominator of which will be the current market price of our common stock, minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights so distributed applicable to one share of our common stock.

    Notwithstanding anything to the contrary in this clause (iv), if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing price of those securities (where such closing prices are available) for the ten trading days commencing on, and including, the fifth trading day after the "ex-dividend date" (as defined below) for such distribution on the NASDAQ Global Select Market or such other national or regional exchange or market on which the securities are then listed or quoted.

  (v)
  We distribute dividends or other distributions paid entirely in cash to all or substantially all holders of our common stock, other than (1) distributions described in clause (vi) below or (2) any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

  •
  the numerator of which will be the current market price of our common stock, and

    •
    the denominator of which will be the current market price of our common stock, minus the amount per share of such dividend or distribution.

  (vi)
  We or any of our subsidiaries distribute cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing price of our common stock on the trading day immediately following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

  •
  the numerator of which will be the sum of (1) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (2) the product of the number of shares of our common stock outstanding, less any such purchased shares, and the closing price of our common stock on the trading day immediately following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, and

  •
  the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day immediately following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

        "Current market price" of our common stock on any day means the average of the closing prices of our common stock for each of the five consecutive trading days ending on the earlier of the day in question and the day before the "ex-date" with respect to the distribution requiring such computation.

        "Ex-date" means, with regard to any distribution on our common stock, the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such distribution.

        If we elect to make a distribution described in clause (iii), (iv) or (v) of the preceding paragraph that has a per share value equal to more than 15% of the closing price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 35 business days prior to the ex-date for such distribution.

        No adjustment to the conversion rate will be made if holders of the notes participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder, without having to convert their notes.

        To the extent that the rights agreement, dated as of April 5, 2001 by and between us and State Street Bank and Trust Company, N.A., or any future rights plan (i.e., a poison pill) adopted by us, is in effect, upon conversion of the notes, you will receive, in addition to any common stock received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, assets, debt securities or certain rights to purchase our securities as described in clause (iv) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights or warrants pursuant to a rights plan that would allow you to receive upon conversion, in addition to shares of our common stock, the rights described therein (unless such rights or warrants have separated from our common stock) shall not constitute a distribution of rights or warrants that would entitle you to an adjustment to the conversion rate.

        If the conversion rate is increased, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. As a result, we may be required to pay withholding tax with respect to notes held by foreign persons.

        Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set-off such payments against payments of cash and deliveries of common stock on the notes. See the discussions under the headings "Certain U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Distributions," "Certain U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Distributions" and "Certain U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Dividends and Constructive Distributions" for more details.

        Notwithstanding anything in this section "Adjustment to Conversion Rate"' to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of such conversion rate. However, we will carry forward any adjustments that are less than 1% of such conversion rate and take them into account when determining subsequent adjustments. In addition, we will make any carry forward adjustments not otherwise effected on each anniversary of the first issue date of the notes, upon conversion of the notes, upon required repurchases of the notes in connection with a change in control and on the stated maturity of the notes. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

  Conversions After Reclassifications, Consolidations, Mergers and Certain Sales and Conveyances of Assets

        In the event of:

  •
  any reclassification of our common stock,

  •
  a consolidation, merger or combination involving us, or

  •
  a sale or conveyance to another person of all or substantially all of our assets,

in each case, in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, if a holder converts its notes on or after the effective date of any such event, subject to our right to settle all or a portion of our conversion obligation with respect to such notes in cash (other than solely cash in lieu of any fractional shares) and our right to irrevocably elect net share settlement upon conversion as described above under "—Settlement Upon Conversion", notes will be convertible into, in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event ("reference property").

        If we elect to settle all or any portion of our conversion obligation in cash (other than solely cash in lieu of fractional shares) or if we irrevocably elect net share settlement upon conversion, you will receive in connection with any conversion (1) cash in an amount equal to the portion of our conversion obligation that we have elected to settle with cash; and (2) in lieu of the shares of our common stock otherwise deliverable, if any, reference property. If we elect to settle any conversion in whole or in part by delivering cash in respect our conversion obligation (other than solely cash in lieu of fractional shares) or if we irrevocably elect net share settlement upon conversion, the amount of cash and any reference property you receive will be based on the daily share amounts of reference property and the applicable conversion rate, as described above. If we have irrevocably elected net share settlement upon conversion, the cash you receive on converison of a note will be an amount at least equal to the principal amount to be converted or, if less, the conversion value.

        For purposes of the foregoing, if holders of our common stock have the right to elect the form of consideration received in any such reclassification, consolidation, merger, combination, sale or conveyance, then the type and amount of consideration that a holder of our common stock would have been entitled to in the applicable transaction will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock upon the occurrence of such event.

  Adjustment to Conversion Rate Upon a Make-Whole Change in Control

        If a change in control (as defined below and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in the second bullet of the definition thereof, a "make-whole change in control") occurs and a holder elects to convert its notes in connection with such make-whole change in control, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of our common stock (the "make-whole shares"), as described below. A conversion of notes will be deemed for these purposes to be "in connection with" such make-whole change in control if the notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole change in control up to, and including, the business day immediately prior to the related change in control repurchase date (or, in the case of an event that would have been a change in control but for the proviso in the second bullet of the definition thereof, the 35th trading day immediately following the effective date of such make-whole change in control). Upon surrender of notes for conversion in connection with a make-whole change in control, we will have the right to deliver, in lieu of shares of our common stock, including the make-whole shares, cash or a combination of cash and shares of our common stock as described under "—Conversion Rights—Settlement Upon Conversion."

        On or before the 15th day after the occurrence of a make-whole change in control that does not also constitute a change in control, we will mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice indicating that a make-whole change in control has occurred.

        The number of make-whole shares will be determined by reference to the table below and is based on the date on which such make-whole change in control becomes effective (the "effective date") and the price paid per share of our common stock in the make-whole change in control (in the case of a make-whole change in control described in the second bullet of the definition of change in control in which holders of our common stock receive only cash), or in the case of any other make-whole change in control, the average of the closing prices per share of our common stock over the five trading day period ending on the trading day preceding the effective date of such other make-whole change in control (the "stock price").

        The stock prices set forth in the first column of the tables below will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. In addition, the number of make-whole shares will be subject to adjustment in the same manner as the conversion rate as set forth above under "Adjustment To Conversion Rate—General."

        The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of the notes:

	Effective Date
Stock Price	November 15, 2006	November 15, 2007	November 15, 2008	November 15, 2009	November 15, 2010	November 15, 2011
$11.25	24.2424	24.2424	24.2424	24.2424	24.2424	24.2424
$14.00	15.5813	14.8709	13.9069	12.5409	10.4733	6.7821
$16.00	11.7987	10.9631	9.8544	8.3139	5.9832	0.0000
$18.00	9.2068	8.3439	7.2225	5.7068	3.5131	0.0000
$20.00	7.3711	6.5326	5.4655	4.0691	2.1755	0.0000
$22.00	6.0350	5.2463	4.2634	3.0207	1.4532	0.0000
$24.00	5.0350	4.3065	3.4172	2.3305	1.0532	0.0000
$26.00	4.2722	3.6064	2.8094	1.8665	0.8254	0.0000
$28.00	3.6755	3.0703	2.3592	1.5424	0.6852	0.0000
$30.00	3.2033	2.6549	2.0212	1.3120	0.5952	0.0000
$32.00	2.8207	2.3240	1.7590	1.1403	0.5304	0.0000
$34.00	2.5053	2.0555	1.5505	1.0075	0.4796	0.0000
$36.00	2.2440	1.8360	1.3834	0.9037	0.4395	0.0000
$38.00	2.0237	1.6530	1.2461	0.8193	0.4056	0.0000
$40.00	1.8358	1.4984	1.1312	0.7491	0.3762	0.0000
$42.00	1.6739	1.3661	1.0335	0.6892	0.3500	0.0000
$44.00	1.5331	1.2516	0.9494	0.6373	0.3266	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

  •
  if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the make-whole shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;

  •
  if the stock price is in excess of $44.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes; and

  •
  if the stock price is less than $11.25 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes.

        Notwithstanding anything in this section "Adjustment to Conversion Rate Upon a Make-Whole Change in Control" to the contrary, the conversion rate of the notes shall not exceed 88.8888 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth above under "Adjustment to Conversion Rate—General."

        Our obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability of our obligation to deliver make-whole shares would be subject to general principles of reasonableness of economic remedies.

Repurchase at the Option of the Holder Upon a Change in Control

        In the event of any change in control, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder's notes in integral multiples of $1,000 principal amount at a price (the "change in control repurchase price") equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change in control repurchase date (as defined below), unless the change in control repurchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date, and the price we are required to pay in respect of any notes subject to repurchase upon a change in control will be equal to the principal amount of notes subject to repurchase. Upon a valid exercise of such an option, we will be required to repurchase the notes on a date of our choosing (such date, the "change in control repurchase date") that is not less than 20 or more than 35 days after the date on which we notify holders of the occurrence of such change in control.

        On or before the 15th day after the occurrence of a change in control, we will mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things, as applicable:

  •
  the events causing a change in control;

  •
  the date of such change in control;

  •
  the last date on which the repurchase right may be exercised;

  •
  the change in control repurchase price;

  •
  the change in control repurchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the conversion rate and any adjustments to the conversion rate;

  •
  that notes with respect to which a change in control repurchase notice is given by the holder may be converted only if the change in control repurchase notice has been withdrawn in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to exercise these rights.

        To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day immediately preceding the change in control repurchase date. The required repurchase notice upon a change in control shall state:

  •
  if certificated notes have been issued, the certificate number of the notes (or, if a holder's notes are not certificated, such holder's notice must comply with appropriate DTC procedures);

  •
  the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

  •
  that we are to repurchase such notes pursuant to the applicable provisions of the notes.

        A holder may withdraw any change in control repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the change in control repurchase date. The notice of withdrawal shall state:

  •
  the principal amount being withdrawn;

  •
  the certificate numbers of the notes being withdrawn (or, if a holder's notes are not certificated, such holder's notice must comply with appropriate DTC procedures); and

  •
  the principal amount, if any, of the notes that remain subject to a change in control repurchase notice.

        Our obligation to pay the change in control repurchase price for a note for which a change in control repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with all necessary endorsements and compliance by the holder with all DTC procedures, as applicable, to the paying agent at any time after the delivery of such change in control repurchase notice. Payment of the change in control repurchase price for such note will be made on the later of the change in control repurchase date or the time of delivery of such note.

        If the paying agent holds money sufficient to pay the change in control repurchase price of the note on the change in control repurchase date in accordance with the terms of the indenture, then, immediately after the change in control repurchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control repurchase price upon delivery of the note.

        A "change in control" means the following events:

  •
  any person or group, other than Millennium, its subsidiaries or any employee benefit plan of Millennium or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that such person has become the beneficial owner of shares with a majority of the total voting power of all of our outstanding voting securities that are entitled to vote generally in the election of our board of directors ("voting securities"), unless such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act;

  •
  Millennium consolidates with or merges with or into another person (other than a subsidiary of Millennium) and the outstanding voting securities of Millennium are reclassified into, converted for or converted into the right to receive any property or security, or Millennium sells, conveys, transfers or leases all or substantially all of its properties and assets to any person (other than a subsidiary of Millennium); provided that none of these circumstances will be a change in control if persons that beneficially own the voting securities of Millennium immediately prior to the transaction own, directly or indirectly, a majority of the voting securities of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of Millennium voting securities immediately prior to the transaction; or

  •
  our common stockholders approve any plan or proposal for our liquidation or dissolution.

        For purposes of defining a change in control:

  •
  the term "person" and the term "group" have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

  •
  the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

  •
  the term "beneficial owner" is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

        Notwithstanding the foregoing, it will not constitute a change in control if at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights) in the transaction or transactions constituting the change in control consists of common stock traded on a United States national securities exchange, or which will be so traded when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into the consideration that holders of our common stock receive in such transaction, other than solely cash in lieu of any fractional shares, subject to the provisions set forth above under "—Settlement Upon Conversion."

        In connection with any repurchase offer in the event of a change in control, to the extent required by applicable law, we will:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  •
  otherwise comply with all federal and state securities laws as necessary under the indenture to effect a change in control repurchase of notes by us at the option of a holder.

        No notes may be repurchased by us at the option of the holders upon a change in control if the principal amount of the notes has been accelerated (other than as a result of a default in the payment of the change in control repurchase price with respect to the notes), and such acceleration has not been rescinded, on or prior to such date.

        Change in control repurchase rights could discourage a potential acquirer. However, this change in control repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "change in control" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. For example, we could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control repurchase feature of the notes, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries. Our obligation to repurchase the notes upon a change in control would not necessarily afford holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

        We may be unable to repurchase the notes in the event of a change in control. If a change in control were to occur, we may not have enough funds to pay the change in control repurchase price for all notes to be repurchased. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under some circumstances, or expressly prohibit our repurchase of the notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase notes submitted for repurchase would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. Also, if a default occurs under our existing credit facilities, we may be unable to make the cash payments due upon a conversion.

Events of Default and Acceleration

        The following are events of default under the indenture for the notes:

  •
  default in payment of the principal amount or change in control repurchase price with respect to any note when such becomes due and payable;

  •
  default in payment of any interest due on any note, which default continues for 30 days;

  •
  our failure to issue notice of a change in control or a make-whole change in control that does not constitute a change in control as required under the indenture;

  •
  our failure to issue notice of any event described under "—Conversion Rights—Conversion Upon Occurrence of Specified Corporate Transactions" as required under the indenture;

  •
  our failure to comply with our obligation to convert the notes into common stock, cash or a combination of cash and common stock, as applicable, upon exercise of a holder's conversion right;

  •
  our failure to comply with our obligations under "—Mergers and Sales of Assets" set forth below;

  •
  our failure to comply with any of our other agreements in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

  •
  (i) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than non-recourse obligations) of Millennium for borrowed money or evidenced by bonds, notes or similar instruments ("indebtedness") in an amount in excess of $50,000,000 and continuance of such failure, or (ii) the acceleration of indebtedness in an amount in excess of $50,000,000 because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of notes then outstanding (provided, however, that if any such failure or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred);

  •
  a final judgment for the payment of $50,000,000 or more rendered against us or any of our subsidiaries and such amount is not covered by insurance or an indemnity or not discharged when due or stayed within 30 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

  •
  certain events of bankruptcy or insolvency affecting us.

        If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of the notes, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes and any unpaid interest accrued thereon through the occurrence of such event, shall automatically become and be immediately due and payable.

        If we fail to file the annual reports and the information, documents and other reports (or portions of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act on or prior to the relevant filing deadline imposed by the SEC with respect to such annual reports, information, documents or other reports, as the case may be, it is unclear when we would be required to file such annual reports, information, documents or other reports with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act.

Mergers and Sales of Assets

        The indenture provides that we may consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person; provided that:

  •
  the resulting, surviving or transferee person (if other than Millennium) is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  such corporation (if other than Millennium) assumes all our obligations under the notes and the indenture;

  •
  Millennium or such successor is not immediately thereafter in default under the indenture; and

  •
  other conditions described in the indenture are met.

        Upon the assumption of our obligations by such person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control, permitting each holder to require us to repurchase the notes of such holder as described above.

Modification

        We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

  •
  reduce the principal amount of, change in control repurchase price with respect to or any premium or interest on any note;

  •
  make any note payable in any currency or securities other than that stated in the note;

  •
  change the stated maturity of any note;

  •
  change the ranking of the notes;

  •
  make any change that adversely affects the right of a holder to convert any note;

  •
  make any change that adversely affects the right of a holder to require us to repurchase a note;

  •
  impair the right to convert or receive payment with respect to the notes or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

  •
  change the provisions in the indenture that relate to modifying or amending the provisions of the indenture described above.

        Without the consent of any holder of notes, we and the trustee may enter into a supplemental indenture for any of the following purposes:

  •
  to cure any ambiguity, omission, defect or inconsistency in the indenture or the notes that does not adversely affect the rights of any holder of the notes;

  •
  to evidence a successor to us and the assumption by that successor of our obligations under the indenture;

  •
  to secure our obligations in respect of the notes and the indenture;

  •
  to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

  •
  to make any changes to comply with the Trust Indenture Act, or any amendment thereto; and

  •
  to make any change that does not adversely affect the rights of any holder of the notes.

        No amendment to cure any ambiguity, defect or inconsistency in the indenture or the notes made solely to conform the indenture to the description of notes contained in this prospectus will be deemed to adversely affect the interests of the holders of the notes.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of such notes waive any existing or past default under the indenture and its consequences, except an uncured default (a) in the payment of the principal amount, accrued and unpaid interest or change in control repurchase price (b) in the payment or delivery of the consideration due upon conversion of the notes or (c) in respect of any provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the notes have become due and payable, whether at the stated maturity for the notes, or a change in control repurchase date, or upon conversion or otherwise, cash or cash and shares of common stock, solely to satisfy outstanding conversions, if applicable, pursuant to the terms of the indenture sufficient to pay all of the outstanding notes, and paying all other sums payable under the indenture by us.

Calculations in Respect of Notes

        We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, conversion value, the conversion date, the volume weighted average price, the cash settlement averaging period, the trading prices of the notes, the closing price, the conversion price, the conversion rate and the number of shares of common stock, if any, to be issued upon conversion of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Information Concerning the Trustee

        U.S. Bank National Association will be the initial trustee, registrar, paying agent and conversion agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

        The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Global Notes; Book-Entry; Form

        We will initially issue the notes in the form of global securities. The global securities will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder will hold its beneficial interests in the global securities directly through DTC if such holder has an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in limited circumstances described below.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        We expect that pursuant to procedures established by DTC upon the deposit of the global securities with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants.

        The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

        Owners of beneficial interests in global securities who desire to convert their interests into cash or cash and shares of common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the applicable global security for all purposes under the indenture and the notes, as applicable. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

        Except as set forth below, as an owner of a beneficial interest in a global security, holders will not be entitled to have the notes represented by a global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of, premium, if any, and interest on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest of a global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of. DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency and we do not appoint a successor depositary or clearing agency within 90 days after receiving notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, or our charter, and our bylaws, as amended, or our bylaws, and our stockholder rights plan, each of which have been publicly filed with the SEC. See "Where You Can Find Additional Information."

        We are authorized by our charter to issue 500,000,000 shares of common stock, $.001 par value per share, of which 315,889,275 shares were issued and outstanding on September 30, 2006, and 5,000,000 shares of preferred stock, $.001 par value per share, of which no shares are issued and outstanding.

Common Stock

  Voting

        For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on our books. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock, of which there currently is none, persons who hold more than 50% of the outstanding common stock entitled to elect members of our board of directors can elect all of the directors who are up for election in a particular year.

  Dividends

        If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

  Liquidation and Dissolution

        If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

  Other Rights and Restrictions

        Holders of our common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock that we may issue in the future. Our charter and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock.

  Listing

        Our common stock is listed on the NASDAQ Global Select Market.

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

        Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        Our stockholders have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

        As of the date of this prospectus, in connection with our stockholder rights plan, our board of directors had designated 500,000 shares of preferred stock as "Series A Junior Participating Preferred Stock," which we refer to as our Series A preferred stock. The rights, preferences and privileges of our Series A preferred stock are described below.

Series A Junior Participating Preferred Stock

        The following description is a summary of the material terms of our Series A preferred stock. This summary of our Series A preferred stock is not complete and is qualified by reference to our charter. Our charter, and not this description, defines the rights of holders of Series A preferred stock. As of the date of this prospectus, there are no shares of Series A preferred stock outstanding.

  Voting

        Each share of Series A preferred stock is entitled to 1,000 votes, subject to adjustment if we effect a stock split or issue a stock dividend. Except as provided below, each share of Series A preferred stock votes together with the holders of common stock and all of our other capital stock on all matters voted on by stockholders.

  Dividends

        The holders of shares of Series A preferred stock are entitled to quarterly cash dividends equal to the greater of $10.00 or 1,000 times the dividend declared per share of common stock, if any, other than dividends payable in common stock or by a subdivision of the outstanding common stock.

  Liquidation and Dissolution

        If we are liquidated or dissolve or wind up, then we must pay the holders of outstanding shares of Series A preferred stock, before we make any payment to the holders of shares of stock ranking junior to the Series A preferred stock, an amount equal to $1,000 per share, plus all accrued and unpaid dividends, or, if greater, an amount equal to 1,000 times the amount to be paid to holders of common stock. For purposes of this liquidation preference, neither the consolidation, merger or other business combination of us with another entity nor the sale of all or any of our property, assets or business will be treated as a liquidation, dissolution or winding up of our company.

  Merger, Consolidation, etc.

        If we are a party to any merger, consolidation or similar transaction in which shares of our common stock are exchanged or changed into stock or securities of another entity, cash or property of another entity, then the Series A preferred stock will be exchanged or changed into an amount per share equal to 1,000 times the amount of consideration into which or for which each share of common stock is changed or exchanged in the merger, consolidation or similar transaction.

  Adjustments for Stock Splits and Other Events

        In the event that we declare a dividend on our common stock that is payable in common stock or we effect a subdivision, combination or consolidation of the outstanding shares of our common stock into a greater or lesser number of shares, then the dividend, liquidation and merger or consolidation amounts payable to holders of Series A preferred stock will be increased or reduced in proportion to the resulting increase or decrease in the total number of shares of common stock outstanding.

  Redemption

        We may not redeem the Series A preferred stock.

Stockholder Rights Plan

        On April 5, 2001, our board of directors adopted a stockholder rights plan. Under the plan, each of our common stockholders received a dividend of one preferred stock purchase right, or a right, for each outstanding share of common stock that the stockholder owned. In addition, each share of our common stock issued after April 5, 2001 receives one right. The rights trade automatically with our shares of common stock and become exercisable only under the circumstances described below. The rights will expire on the close of business on April 5, 2011, subject to earlier expiration or termination as described in the rights agreement.

        The purpose of the rights is to encourage potential acquirors to negotiate with our board of directors before attempting a takeover bid and to provide our board of directors with leverage in negotiating on behalf of our stockholders the terms of any proposed takeover. The rights may have antitakeover effects. They should not, however, interfere with any merger or other business combination approved by our board of directors.

        The following description is a summary of the material terms of our stockholder rights plan. It does not restate all of the terms of the plan. The rights agreement, and not this description, defines the terms and provisions of the plan. We have filed a copy of our rights agreement as Exhibit 4.1 to our current report on Form 8-K, which we filed with the SEC on April 5, 2001. You may obtain a copy at no charge by writing to us at the address listed under the caption "Where You Can Find Additional Information."

  Exercise of Rights

        Until a right is exercised, the holder of a right will not have any rights as a stockholder. Currently, the rights are not exercisable. When the rights become exercisable, if ever, holders of the rights will be able to purchase from us a unit equal to 1/1000th of a share of our Series A preferred stock at a purchase price of $200 per unit.

        In general, the rights will become exercisable upon the earlier of:

  •
  ten business days following a public announcement that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock; or

  •
  ten business days after the beginning of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our common stock.

  Flip-In Event

        If a person or group becomes the beneficial owner of 15% or more of our common stock, then each right, other than those rights held by the person or group that exceeded the 15% threshold, will then entitle its holder to receive, upon exercise, a number of shares of our common stock which is equal to the exercise price of the right divided by one-half of the market price of our common stock on the date of the occurrence of the flip-in event. However, the rights are not exercisable following such an event until such time as the rights are no longer redeemable by us, as described below.

  Flip-Over Event

        If at any time after a person or group becomes the beneficial owner of 15% or more of our common stock,

  •
  we are acquired in a merger or other transaction in which we do not survive or in which our common stock is changed or exchanged; or

  •
  50% or more of our assets or earning power is sold or transferred,

        then each holder, other than the person or group that exceeded the 15% threshold, of a right will be entitled to receive, upon exercise, a number of shares of common stock of the acquiring company in the transaction equal to the exercise price of the right divided by one-half of the market price of the acquiring company's common stock on the date of the occurrence of the flip-over event.

  Exchange of Rights

        At any time after a flip-in event, our board of directors may exchange the rights, other than those rights held by the person or group that exceeded the 15% threshold, in whole or in part, at an exchange ratio of one share of our common stock or one one-thousandth of a share of our Series A preferred stock for each right.

  Redemption of Rights

        At any time prior to the tenth business day after the occurrence of a flip-in event, we may redeem the rights in whole, but not in part, at a price of $.001 per right.

Warrants; Options; Convertible Notes

        As of September 30, 2006, there were outstanding warrants to purchase an aggregate of 429,600 shares of our common stock at an exercise price of $9.44 per share. None of the warrants confer upon the holders thereof any rights as stockholders until they are exercised. As of September 30, 2006, there also were outstanding options to purchase 29,696,498 shares of our common stock at a weighted average exercise price of $15.93 per share. In addition, we have outstanding $83.3 million aggregate principal amount of 5.5% convertible subordinated notes due January 15, 2007 that are convertible into our common stock at a price equal to $42.07 per share and $16.3 million aggregate principal amount of 5.0% convertible subordinated notes due March 1, 2007 that are convertible into our common stock at a price equal to $34.21 per share. These notes are convertible into an aggregate of 2,455,517 shares of our common stock.

Certain Effects of Authorized but Unissued Stock

        We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on our capital stock.

        The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Specified Charter and Bylaw Provisions

  Business Combinations

        We are subject to the provisions of section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  Staggered Board

        Our charter provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Under our charter, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

  Supermajority Votes Required

        The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or bylaws, unless a corporation's charter or bylaws, as the case may be, requires a greater percentage. Our charter and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior paragraph.

  Limitation of Liability; Indemnification

        Our charter contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our charter contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate our right or the right of any shareholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his or her duty of care. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

  Stockholder Action; Special Meeting of Stockholders

        Our charter provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our charter further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, by a majority of the board of directors or by our chief executive officer, and in no event may the stockholders call a special meeting.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must meet specified procedural requirements. The bylaws also include a similar requirement for making nominations for directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, applicable regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset by a beneficial owner who purchases the note on original issuance at the first price at which a substantial portion of the notes are sold for cash to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the "issue price." This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

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  tax consequences to dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

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  tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

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  tax consequences to U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar;

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  tax consequences to investors in pass-through entities;

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  tax consequences to certain former citizens or residents of the United States;

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  alternative minimum tax consequences, if any;

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  any state, local or foreign tax consequences; and

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  estate or gift taxes.

        If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

        If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

        In this discussion, we use the term "U.S. holder" to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

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  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        We use the term "non-U.S. holder" to describe a beneficial owner of notes or shares of common stock received upon conversion of the notes (other than a partnership) that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

  Payment of Interest

        It is anticipated, and this discussion assumes, that the notes will be issued for an amount equal to the principal amount. In such case, interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder's usual method of accounting for tax purposes. If, however, the notes are issued for an amount less than the principal amount and the difference is more than a de minimis amount (as set forth in the applicable Treasury Regulations), a U.S. holder will be required to include the difference in income as original issue discount as it accrues in accordance with a constant yield method.

  Sale, Redemption or Other Taxable Disposition of Notes

        Except as provided below under "Consequences to U.S. Holders—Conversion of Notes," a U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder's adjusted tax basis in the note. A U.S. holder's tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. A U.S. holder's ability to deduct capital losses may be limited.

  Conversion of Notes

        Upon conversion of the notes, we may deliver solely shares of our common stock, solely cash, or a combination of cash and shares of our common stock, as described above under "Description of Notes—Conversion Rights—Settlement Upon Conversion."

        A U.S. holder of notes generally will not recognize gain or loss on the conversion of the notes solely into shares of common stock, other than cash received in lieu of fractional shares, which will be treated as described below, and other than amounts attributable to accrued interest, which will be treated as such. The U.S. holder's tax basis in the shares of common stock received upon conversion of the notes (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) will be equal to the holder's aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of fractional shares. The holding period of the shares of common stock received by the holder upon conversion of notes generally will include the period during which the holder held the notes prior to the conversion, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

        Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for the fractional share and generally will result in capital gain or loss. Gain or loss recognized on the receipt of cash paid in lieu of fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share exchanged.

        If you surrender your notes for conversion, we will have the right, at our option, to deliver, in lieu of the shares of common stock otherwise issuable, solely cash or a combination of cash and common stock as described above under "Description of Notes—Conversion Rights—Settlement Upon Conversion." In the event that we deliver solely cash upon such a conversion, the U.S. holder's gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under "Consequences to U.S. Holders—Sale, Redemption or Other Taxable Disposition of Notes"). In the event that we deliver common stock and cash upon such a conversion, the U.S. federal income tax treatment of the conversion is uncertain. U.S. holders should consult their tax advisors regarding the consequences of such a conversion. It is possible that the conversion may be treated as a recapitalization or as a partially taxable exchange, as briefly discussed below.

        Treatment as a Recapitalization.    If we pay a combination of cash and stock in exchange for notes upon conversion, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, capital gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. holder's adjusted tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). The amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder would receive in respect of the fractional share and the portion of the U.S. holder's adjusted tax basis in the note that is allocable to the fractional share.

        The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder's holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

        Alternative Treatment as Part Conversion and Part Redemption.    If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under "Consequences to U.S. Holders—Sale, Redemption or Other Taxable Disposition of Notes" above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. holder's tax basis in the note would generally be allocated pro rata among the common stock received (other than common stock received with respect to accrued interest), the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

  Distributions

        If a U.S. holder receives shares of our common stock upon a conversion of the notes, distributions made on our common stock generally will be included in a U.S. holder's income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder's adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. With respect to dividends received by individuals, for taxable years beginning before January 1, 2011, such dividends may be taxed at the lower applicable long-term capital gains rates, if certain holding period requirements are satisfied. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

  Constructive Distributions

        The conversion rate of the notes will be adjusted in certain circumstances, as described in "Description of Notes—Adjustment to Conversion Rate." Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder's proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and adjustments to the conversion rate upon a make-whole change in control) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made and it does not qualify, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustment. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under "Distributions." It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, backup withholding tax on a constructive distribution may be withheld from subsequent payments of cash and common stock made on the notes (or, in certain circumstances, against any payments on the common stock). See "Consequences to U.S. Holders—Information Reporting and Backup Withholding" below.

  Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock

        Upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder's holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations.

  Information Reporting and Backup Withholding

        Information reporting requirements generally will apply to interest on the notes and dividends on shares of common stock and the proceeds of a sale of a note or share of common stock paid to a U.S.

holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

  Payments of Interest

        The 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

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  interest paid on the note is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

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  the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

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  the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code;

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  the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership; and

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  (a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.

        If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

  Dividends and Constructive Distributions

        Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see "Consequences to U.S. Holders—Constructive Distributions" above) will be subject to withholding tax at a

30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In addition if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty). Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, withholding tax on a constructive distribution may be withheld from subsequent payments of cash and common stock made on the notes (or, in certain circumstances, against payments on the common stock).

        A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

  Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

        Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of common stock or a note, including upon the conversion of a note into cash or into a combination of cash and stock, will not be subject to U.S. federal income tax unless:

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  that gain is effectively connected with a non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

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  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes during the shorter of the non-U.S. holder's holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be; provided, generally, that as long as our common stock is regularly traded on an established securities market, only non-U.S. holders (i) who have held more than 5% of such class of stock at any time during such five-year or shorter period, (ii) who have acquired notes with an aggregate value greater than 5% of such class of stock or (iii) in the event that the notes become "regularly traded" under the applicable rules, who have held more than 5% of the notes at any time during such five-year or shorter period would be subject to taxation under this rule. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

        If a non-U.S. holder is an individual described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates and in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation that falls under the first bullet point above, it may be subject to the branch profits tax equal to 30% (or lesser rate as may be specified under an applicable income tax treaty). If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under "Consequences to Non-U.S. Holders—Payments of Interest."

  Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

        In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under "Consequences to Non-U.S. Holders—Payments of Interest" has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the purchase and holding of the notes and the common stock issuable upon conversion of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we refer to collectively as "Similar Laws," and entities whose underlying assets are considered to include "plan assets" (within the meaning of ERISA and any Similar Laws) of such plans, accounts and arrangements, each of which we refer to as a "Plan."

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of an such Plan and its fiduciaries or other interested parties. We refer to each Plan subject to Title I of ERISA or Section 4975 of the Code as an "ERISA Plan." Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes and the common stock issuable upon conversion of the notes by any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person, including fiduciaries, of an ERISA Plan who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

        Whether or not the underlying assets of the Company are deemed to include "plan assets" as described below, the acquisition and/or holding of notes and the common stock issuable upon conversion of the notes by a Plan with respect to which we or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor, or DOL, has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes and the common stock issuable upon conversion of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

        Because of the foregoing, the notes and the common stock issuable upon conversion of the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

        Accordingly, by its acceptance of a note (or any interest therein) or the common stock issuable upon conversion of such note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold such note (or any interest therein) or the common stock issuable upon conversion of such note constitutes assets of any Plan or (ii) the purchase and holding of such note (or any interest therein) and the common stock issuable upon conversion of such note by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering investing in the notes and the common stock issuable upon conversion of the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to the underwriters, severally, the principal amount of notes set forth opposite the names of the underwriters below:

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$112,500,000
J.P. Morgan Securities Inc.	112,500,000

Total	$225,000,000

        The underwriters are offering the notes subject to acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus if any such notes are taken. However, the underwriters are not required to take or pay for the notes covered by the over-allotment option described below.

        The underwriters initially propose to offer the notes directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $25,000,000 aggregate principal amount of notes at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the notes offered by this prospectus.

        The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the notes. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional $25,000,000 aggregate principal amount of the notes.

	Paid by Millennium
	No Exercise	Full Exercise
Per $1,000 principal amount of notes	$30.00	$30.00
Total	$6,750,000	$7,500,000

        In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $550,000.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        We and each of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

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  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

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  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

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  the sale of notes to the underwriters;

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  the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus;

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  the grant by us of options or the issuance of shares of common stock by us under existing equity incentive plans and the issuance by us of shares of common stock upon the exercise of such options; or

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  the issuance by us of shares of common stock, or securities convertible into or exercisable or exchangeable for common stock, in connection with any strategic transaction that includes a commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets or not less than a majority or controlling portion of the equity of another entity, provided that any such shares and securities issued during the 90-day lock-up period shall be subject to the restrictions described above for the remainder of the 90-day lock-up period; or

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  with respect to our directors and executive officers:

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  transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

  •
  the exercise of any option or warrant to purchase shares of common stock, provided that the underlying common stock continues to be subject to the restrictions set forth above;

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  transactions pursuant to a trading plan established pursuant to Rule 10b5-1 under the Exchange Act in existence as of the date of this prospectus;

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  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day lock-up period;

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  transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the director or executive officer;

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  transfers of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock as a bona fide gift, to any trust for the direct or indirect benefit of the director or executive officer or the immediate family of the director or executive officer in a transaction not involving a disposition for value or to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the director or executive officer or the immediate family of the director or executive officer in a transaction not involving a disposition for value, provided that (i) each transferee, donee or distributee shall agree to the same restrictions set forth above and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in above; or

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  sales of a limited number of shares of common stock.

        In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes or the common stock. Specifically, the underwriters may sell more notes than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the notes available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, notes or shares of common stock in the open market to stabilize the price of the notes or the common stock. These activities may stabilize or maintain the market price of the notes or the common stock above independent market levels or prevent or retard a decline in the market price of the notes or the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        In the ordinary course of business, the underwriters and/or their affiliates have provided, or may in the future provide, investment banking, investment advisory and/or commercial banking services with us or our affiliates for which customary compensation has been, or will be, received.

VALIDITY OF THE NOTES

        The validity of the notes will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts and for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

        Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2005, including the schedule appearing therein, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can find, copy and inspect information we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. You can review our electronically filed reports, proxy and information statements on the SEC's web site at www.sec.gov or on our web site at www.millennium.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the notes offered by this prospectus, including exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, except to the extent superseded by information in this prospectus or by information in other documents that we file with the SEC in the future that is incorporated by reference in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

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  our annual report on Form 10-K for the year ended December 31, 2005, as amended on November 9, 2006;

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  our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

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  our current reports on Form 8-K filed on January 26, 2006 (Item 1.01 only), February 6, 2006, February 10, 2006, March 8, 2006, May 26, 2006, October 2, 2006, October 17, 2006, October 30, 2006, November 3, 2006 and November 9, 2006; and

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  the description of securities contained in our registration statement on Form 8-A filed on April 26, 1996, as updated by a current report on Form 8-K filed on April 25, 2000, a registration statement on Form 8-A filed on April 5, 2001 and a current report on Form 8-K filed on January 18, 2002, and including any amendment or report filed for the purpose of updating such description.

The SEC file number for each of the documents listed above is 000-28494.

        This prospectus also incorporates by reference any additional documents that we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering. This prospectus does not, however, incorporate by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are deemed furnished to, but not filed with, the SEC.

        We will provide to you a copy of any documents incorporated by reference in this prospectus, at no cost, upon oral or written request. You may request this information by contacting:

    Investor Relations
    Millennium Pharmaceuticals, Inc.
    40 Landsdowne Street
    Cambridge, MA 02139
    Tel: (617) 761-4734

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.